
DAVIS LEGAL ADVISORS since 1892
& company

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca


05008092

May 3, 2005

file number: 50277-00001


SEC MAIL PROCESSING
RECEIVED
MAY 10 2005
WASH, D.C. 179 SECTION

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N. W.
Washington, DC 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. – Exemption No. 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: [signature]

Donna L. Ornstein
Legal Assistant

PROCESSED
MAY 20 2005
THOMSON
FINANCIAL

DLO/ram
Encls.

May 3, 2005

GGL DIAMOND CORP.

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Business Corporations Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories ("NWT")**

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 6)	Not Applicable
	(ii)	NWT (Form 27)	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Instrument 51-102 and under Multilateral Instrument 45-102**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable

(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements and Management Discussion and Analysis	Unaudited financial statements for the 3 month period ended February 28, 2005 and MD&A and Certificate of CEO & CFO
(e)	News Releases	April 19, 2005 April 29, 2005 May 2, 2005
(f)	Form 51-102F3, Material Change Report	April 21, 2005
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution (Form 45-103F4)	April 29, 2005
(j)	Prospectus	Not Applicable
(k)	Amendment to Prospectus	Not Applicable
(l)	Takeover Bid Circular	Not Applicable
(m)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(n)	Issuer Bid Circular	Not Applicable
(o)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(p)	Initial Acquisition Report (Early Warning Report)	April 29, 2005
(q)	Subsequent Acquisition Reports	Not Applicable
(r)	Notice of Intention to Sell by a Control Person	Not Applicable
(s)	Notice of Change of Auditor pursuant to National Instrument 51-102	Not Applicable

(t)	Material Contract	Not Applicable
(u)	Documents Affecting Security Holder Rights	Not Applicable
(v)	Technical Reports under National Instrument 43-101	Technical Reports regarding Exploration Activities on Doyle and Seahorse Properties, each dated March 23, 2005, together with consents of authors, each dated April 13,2005

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	Form 51-102F3, Material Change Report	April 21, 2005
(c)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable
(d)	Quarterly Interim Financial Statements and and Management Discussion and Analysis	Unaudited financial statements for the 3 month period ended February 28, 2005 and MD&A and Certificate of CEO & CFO
(e)	News Releases	April 19, 2005 April 29, 2005 May 2, 2005
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable

(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Form 4B, Declaration of Certified Filing	April 27, 2005
(r)	Notice of Expedited Private Placement Form 4B, Private Placement Notice Form (Expedited)	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

Exemption No. 82-1209

GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005

(UNAUDITED)

NOTICE: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended February 28, 2005.

GGL DIAMOND CORP.

Consolidated Balance Sheets as at
(Unaudited)

		February 28, 2005		November 30, 2004
ASSETS				
Current				
Cash and cash equivalents (Note 7, 8)	$	672,787	$	882,400
Marketable securities		3,800		3,800
Sundry receivable		58,660		65,648
Prepaid expenses		716		223
		735,963		952,071
Mineral properties and deferred exploration costs (Note 1)		9,940,864		9,679,167
Property, plant and equipment		281,308		286,093
	$	10,958,135	$	10,917,331
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	149,568	$	146,075
Current portion of mortgage loan		14,153		14,153
		163,721		160,228
Mortgage loan		38,901		42,806
		202,622		203,034
SHAREHOLDERS' EQUITY				
Share capital (Note 2)		22,532,423		22,393,539
Contributed surplus		595,757		572,372
Deficit		(12,372,667)		(12,251,614)
		10,755,513		10,714,297
	$	10,958,135	$	10,917,331

Commitment (Note 7)
Subsequent events (Note 8)

Approved by the Board of Directors:

"Raymond A. Hrkac"	*"William Meyer"*
Raymond A. Hrkac, Director	William Meyer, Director

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
For the three months ended
(Unaudited)

	February 28, 2005	February 29, 2004
Administration costs		
Amortization	$ 665	$ 831
Consulting fees	58,700	12,000
Corporate relations	3,995	7,388
Interest expense	-	360
Legal and audit	14,612	2,710
Licences, taxes, insurance and fees	5,220	10,888
Office services and expenses	46,745	32,505
Shareholders' meetings and reports	5,889	1,825
Stock based compensation	23,385	172,182
Travel	9,797	6,873
Operating loss	(169,008)	(247,562)
Other income (loss)		
Interest income	3,205	22,250
Part XII.6 Tax expense	(330)	-
General Exploration costs	(36,920)	(27,643)
	(34,045)	(5,393)
Net loss before tax	(203,053)	(252,955)
Future tax recovery	82,000	-
Net loss for the period	(121,053)	(252,995)
Deficit, beginning of period	(12,251,614)	(11,007,350)
Deficit, end of period	$ (12,372,667)	$ (11,260,305)
Loss per share - basic and diluted	$ (0.002)	$ (0.004)
Weighted average number of common shares outstanding - basic and diluted	75,475,242	65,948,650

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
For the three months ended
(Unaudited)

	February 28, 2005	February 29, 2004
Cash flows from (used in) operating activities		
Loss for the period	$ (121,053)	$ (252,955)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	6,183	7,942
- stock based compensation	23,385	172,182
- future tax recovery	(82,000)	-
	(173,485)	(72,831)
Change in non-cash working capital items:		
- sundry receivable	6,988	(34,908)
- prepaid expenses	(493)	(5,381)
- accounts payable and accrued liabilities	3,493	(41,895)
	(163,497)	(155,015)
Cash flows from (used in) financing activities		
Shares issued for cash	-	117,500
Shares issued for cash - flow-through shares	230,000	1,004,500
Share issuance cost	(9,116)	(14,685)
Principal reduction of mortgage loan	(3,905)	(3,658)
	216,979	1,103,657
Cash flows from (used in) investing activities		
Mineral property costs	-	(279)
Deferred exploration costs	(261,697)	(177,268)
Purchase of capital assets	(1,398)	(20,516)
	(263,095)	(198,063)
(Decrease) increase in cash and cash equivalents	(209,613)	750,579
Cash and cash equivalents, beginning of period	882,400	1,575,129
Cash and cash equivalents, end of period	$ 672,787	$ 2,325,708
Supplementary cash flow information		
Cash paid for interest charges	$ 595	$ 1,295

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
February 28, 2005

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2004.

1. Mineral Properties and Deferred Exploration Costs

	Balance November 30, 2004	2005 property cost additions	2005 exploration cost additions	2005 written off	Balance February 28, 2005
Doyle Lake	$ 943,269	$ -	$ 65,543	$ -	$1,008,812
Fishback Lake	743,943	-	8,712	-	752,655
CH	5,646,033	-	180,771	-	5,826,804
Happy Creek	917,915	-	101	-	918,016
McConnell Creek	1,428,007	-	6,570	-	1,434,577
	$9,679,167	$ -	$ 261,697	$ -	$9,940,864

	Balance November 30, 2004	2005 Additions	2005 written off	Balance February 28, 2005
Mineral property costs	$ 536,421	$ -	$ -	$ 536,421
Deferred exploration costs	9,142,746	$ 261,697	-	9,404,443
	$ 9,679,167	$ 261,697	$ -	$ 9,940,864

Exploration costs incurred during the three months ended:

	February 28, 2005	February 29, 2004
Chartered Aircraft	$ -	$ 3,809
Drilling, trenching, sampling	69,326	65,531
Licences and recording fees	30,248	4,010
Project supplies	61,005	10,466
Salaries and wages	9,104	25,575
Surveys	13,418	5,300
Technical and professional services	71,389	55,240
Transportation	7,207	7,337
	$ 261,697	$ 177,268

2. Share Capital

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

	# of shares	$
Balance, November 30, 2004	74,785,242	$22,393,539
Issued pursuant to flow-through share agreements less share issuance costs of $9,116	1,150,000	220,884
Flow-through share renunciation	-	(82,000)
Balance, February 28, 2005	75,935,242	$22,532,423

(c) During the period ended February 28, 2005:

(i) the Company completed a private placement of 1,150,000 common shares at $0.20 per share for gross proceeds of $230,000 (see Note 4). The proceeds from these flow-through shares must be spent on Canadian Exploration Expenses ("CEE") by December 31, 2005 and

(ii) 80,000 stock options expired unexercised.

(d) At February 28, 2005, there were no share purchase warrants.

3. Stock Options

Stock options outstanding as at February 28, 2005:

	Shares	Weighted Average Exercise Price
Options outstanding at November 30, 2004	5,805,000	$ 0.32
Expired	(80,000)	$ 0.42
Options outstanding at February 28, 2005	5,725,000	$ 0.32

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.50	5,725,000	2.27	$ 0.32	5,594,167	$0.31

4. Income Taxes

During the three months ended February 28, 2005, the Company issued 1,150,000 flow-through shares for gross proceeds of $230,000. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future tax liability.

The Company is permitted under Canadian income tax legislation to renounce flow-through related exploration expenditures to investors in advance of the Company incurring the expenditure. In accordance with this legislation the Company has twelve months following the effective date of renunciation to incur the expenditures. The Company begins incurring interest charges for unspent funds one month after the end of the calendar year following the effective date of renunciation and until all of the funds are fully expended.

As at February 28, 2005, the Company renounced the $230,000 flow-through related resource expenditures to investors. Monthly interest charges began to accrue on unspent funds at February 28, 2005. Interest charges incurred by the Company as a result of this income tax legislation are charged to income in the period incurred.

During the three months ended February 28, 2005, the Company incurred a tax expense on the monthly unspent balance of flow-through funds from the December, 2004 private placement. This Part XII.6 tax expense was calculated by multiplying the unspent CEE at the end of each month (starting with February 2005) by the prescribed interest rate (divided by 12) set by Canada Revenue Agency. The prescribed rate for the period is 5%. Approximately $80,000 of flow-through funds were unspent as of February 28, 2005.

5. Related Party Transactions

During the three months ended February 28, 2005, the Company was billed $24,125 ($3,875 of which is included in accounts payable) by one director (February 28, 2004 – $12,000) for technical and professional services. The fees for 2005 and 2004 are recorded as Consulting fees and technical and professional services in the financial statements. See Note 7 – Commitment.

6. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the three months ended February 28, 2005 and February 29, 2004.

6. Segmented information (continued)

The Company's total assets are segmented geographically as follows:

	February 28, 2005	February 29, 2004
Canada	$10,040,119	$ 9,399,702
United States	918,016	907,549
	$10,958,135	$10,307,251

7. Commitment

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of February 28, 2005. If the conditions precedent had been satisfied at February 28, 2005, the amount owing under the agreement would be $182,233 in addition to the $3,875 owing at February 28, 2005 (see Note 5 – Related Party Transactions).

The Company is required to spend the balance of CEE funds remaining at February 28, 2005 of approximately $80,000 by December 31, 2005 on qualified exploration expenditures.

8. Subsequent Event:

The Company completed a private replacement of 4,150,000 units at $0.20 per unit for gross proceeds of $830,000. Each unit consists of one common share and one-half share purchase warrant. One whole share purchase warrant is exercisable at $0.25 per share during the first year and at $0.30 per share during the second year. The Company paid an 8% finder's fee on part of the private placement.

Exemption No. 82-1209

GGL DIAMOND CORP.

Management Discussion and Analysis (Form 51-102F1)

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2005 INFORMATION AS OF APRIL 22, 2005 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the three months ended February 28, 2005 should be read in conjunction with the information provided in the 2004 Annual Report of the Company. The material herein, as of this 22nd day of April 2005, updates the information as of March 23, 2005 contained in the MD&A of the Annual Report.

DIAMOND EXPLORATION, SLAVE CRATON, NORTHWEST TERRITORIES, CANADA

Doyle, GGL 100%-owned claims

On April 19, 2005, the Company announced a private placement financing of $1.4 million, subject to acceptance for filing by the TSX Venture Exchange. (These funds are for the exploration of the Fishback Lake and Doyle Lake properties.) The major portion of these funds will be directed to the delineation drilling and sampling of the Doyle Sill (a 30 tonne sample is to be taken this summer). In addition, an exploration program with a budget of $120,000, for ground geophysics and drilling on targets other than the Doyle Sill, is planned to start within the next two weeks.

PROPERTIES IN THE CENTRAL SLAVE CRATON

Before the end of April, we expect to begin an exploration program consisting of ground geophysics on the ice over lake-based targets in the Central Slave Craton. Targets are being evaluated on the Courageous, Seahorse/Shoe, Starfish and Zip-de areas for the ground geophysics program.

Fishback Project, the "Big Hole", Southwest Slave Craton

A $455,000 program, part of the recently announced financing, is now underway. Four drill holes have been planned for three targets on the Fishback property, including two drill holes reserved for the "Big Hole".

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at February 28, 2005, the Company's deficit was approximately $12,372,667.

Shares Reserved for Future Issuance: Dilution

As at February 28, 2005, there were 5,725,000 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Overall performance/results of operations

As at February 28, 2005, the Company had incurred exploration costs on mineral properties of $261,697 (drilling, trenching and sampling $69,326; licences and recording fees $30,248; salaries and wages $9,104; surveys $13,418; technical and professional services $71,389; transportation $7,207 and project supplies of $61,005). Exploration costs for the period ended February 28, 2005 are higher than 2004 by 48%. The majority of this increase was for licences and recording fees which include mostly lease payments for certain Doyle claims. The increase in Technical and professional fees was for services provided by consultants

preparing for the current exploration program. Project supplies also increased significantly due to advance purchases of aviation fuel in preparation for the exploration program.

On a per project basis, the Company spent the $261,697 exploration costs as follows: $180,771 on the CH project, $65,543 on the Doyle Lake project, $6,570 on the McConnell Creek, $101 on the Happy Creek Gold/Silver Property, and $8,712 on the Fishback Lake Property.

The Company reported a net loss of $121,053 for the period ended February 28, 2005 compared to a net loss of $252,955 for the period ended February 29, 2004 (a decrease of 52% from 2004 to 2005). A portion of the decrease is due to a future tax recovery related to the renunciation of flow-through expenditures to investors (See Accounting Changes and see Note 4 to the Consolidated Financial Statements for February 28, 2005). Also, general administration expenses for the period ended February 28, 2005 were $169,008 compared to $247,562 for the period ended February 28, 2004 (a decrease of 32% from 2004 to 2005). The decrease in general administration expenses was primarily due to a decrease in stock based compensation (2005 - $23,385; 2004 - $172,182). Stock based compensation expense decreased because there were no stock options granted during the period ended February 28, 2005 compared to 1,100,000 options granted during the period ended February 29, 2004.

Revenue for the period ended February 28, 2005 was $3,205 consisting of interest income compared with $22,250 for the period ended February 29, 2004. The funds carried forward from 2003 and funds raised during 2004 generated more interest income for the Company in 2004.

Related Party Transactions

During the period ended February 28, 2005 the Company was billed a total of $24,125 ($3,875 of which is included in accounts payable in 2005) by a director for technical and professional services provided. For the period ended February 29, 2004 the Company was billed $12,000 for technical and professional services by the same director.

Commitments

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of February 28, 2005. If the conditions precedent had been satisfied at February 28, 2005, the amount owing under the agreement would be approximately $182,233.

The Company has a mortgage loan on its Yellowknife house of approximately $53,054 ($38,091 is recorded as a long term debt), which becomes due on December 3, 2006.

Change in Accounting Policy

Income Taxes

During the three months ended February 28, 2005, the Company issued 1,150,000 flow-through shares for gross proceeds of $230,000. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future tax liability.

The Company is permitted under Canadian income tax legislation to renounce flow-through related exploration expenditures to investors in advance of the Company incurring the expenditure. In accordance with this legislation the Company has twelve months following the effective date of renunciation to incur the expenditures. The Company begins incurring interest charges for unspent funds one month after the end of the calendar year following the effective date of renunciation and until all of the funds are fully expended.

Exemption No. 82-1209

As at February 28, 2005, the Company renounced the $230,000 flow-through related resource expenditures to investors. Monthly interest charges began to accrue on unspent funds at February 28, 2005. Interest charges incurred by the Company as a result of this income tax legislation are charged to income in the period incurred.

Subsequent Event

Subsequent to February 28, 2005, the Company completed a private placement of $830,000 by way of a non-brokered placement of 4,150,000 units at $0.20 per unit. Each unit consists of one common share and one-half non transferable warrant. One whole warrant entitles the holder to purchase one common share for a term of two years at $0.25 per share in the first year and at $0.30 per share in the second year. The Company paid an 8% finder's fee in connection with part of this private placement. The securities have hold periods expiring on July 8 and July 15, 2005.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with February 28, 2005. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	February 28, 2005 ($)	November 30, 2004 ($)	August 31, 2004 ($)	May 31, 2004 ($)	February 29, 2004 ($)	November 30, 2003 ($)	August 31, 2003 ($)	May 31, 2003 ($)
Total Revenues	3,205	6,919	265	784	22,250	9,203	5,027	3,975
Net Income (Loss)	(121,053)	(459,963)	(95,136)	(436,210)	(252,955)	(635,294)	(111,314)	(107,262)
Net income (loss) per share	(0.002)	(0.008)	(0.001)	(0.007)	(0.004)	(0.01)	(0.002)	(0.002)

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2004 or 2005. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity and Capital Resources

The Company had working capital at February 28, 2005 of $572,242 compared with $2,250,233 as at February 29, 2004. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital. During the period ended February 28, 2005, the Company raised less funds than the same period in the prior year.

As at February 28, 2005 the Company had $38,901 of long-term debt (mortgage loan) outstanding.

For the period ended February 28, 2005, the Company experienced a negative cash flow of $173,485 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as shareholders' meetings and reports, consulting fees, legal and audit and office services and expenses (See Exploration and General and Administrative Expenditures for further information.)

The Company's cash position as at February 28, 2005 was $672,787 which includes approximately $80,000 of flow-through funds that must be spent on qualifying exploration expenditures. The decrease in cash

position compared to February 29, 2004 was due principally to less financing raised during the period ended February 28, 2005. See Note 1 - Mineral Properties and Deferred Exploration Costs and Note 2 – Share Capital in the Notes to the Consolidated Financial Statements.

During the period ended February 28, 2005, the Company completed a private placement of 1,150,000 flow-through shares at $0.20 per share for gross proceeds of $230,000. All of the proceeds from these flow-through shares must be spent on Canadian Exploration Expenses ("CEE") by December 31, 2005.

See Notes 2, 3 and 4 of the Consolidated Financial Statements for the period ended February 28, 2005 for more information regarding Share Capital and funds raised.

See Subsequent Event section regarding a private placement completed after the end of the quarter.

Outstanding Share data as at April 22, 2005 (See Subsequent Event):

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	250,000,000	80,085,242

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	65,000	$0.20	June 21, 2005
Options	150,000	$0.25	June 21, 2005
Options	200,000	$0.30	June 21, 2005
Options	105,000	$0.50	June 21, 2005
Options	519,000	$0.25	June 29, 2005
Options	100,000	$0.25	Aug. 8, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	120,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	255,000	$0.20	July 16, 2006
Options	894,333	$0.20	July 18, 2007
Options	536,667	$0.25	Feb. 06, 2008
Options	320,000	$0.30	April 25, 2008
Options	50,000	$0.45	Aug. 15, 2008
Options	400,000	$0.30	Oct. 31, 2008
Options	915,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	45,000	$0.50	June 29, 2009
Total	**5,725,000**		

(c)

Security	Number	Exercise Price	Expiry Date
Warrants	1,075,000	$0.25/$0.30	March 8, 2007
Warrants	1,000,000	$0.25/$0.30	March 15, 2007
Total	**2,075,000**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"	*"William Meyer"*
Raymond A. Hrkac President and CEO	William Meyer Director

Exemption No. 82-1209

FORM 52-102FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Raymond A. Hrkac, President and Chief Executive Officer of GGL Diamond Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of GGL Diamond Corp.for the interim period ending February 28, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial conditions, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date April 29, 2005

"Raymond A. Hrkac"

Raymond A. Hrkac
President and CEO
GGL Diamond Corp.

FORM 52-102FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Nick DeMare, being Chief Financial Officer and Director of GGL Diamond Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of GGL Diamond Corp. for the interim period ending February 28, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial conditions, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date April 29, 2005

"Nick DeMare"

Nick DeMare
Chief Financial Officer and Director
GGL Diamond Corp.

Exemption No. 82-1209

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

April 19, 2005.

PRESS RELEASE

GGL ANNOUNCES PRIVATE PLACEMENT FINANCING OF $1.4 MILLION

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** is pleased to announce that the Company has reached agreement with The Tell Fund of London, England, for a non-brokered private placement of units to raise gross proceeds of $1,400,000 by way of the sale of 7,777,778 units at $0.18 per unit. Each unit consists of one common share and one non-transferable warrant, with one warrant entitling the holder to purchase one common share for a term of 24 months from the closing date at $0.20 per share for the first 12 months and $0.22 per share for the following 12 months.

The subscription proceeds will be used for 2005 exploration on the Company's 100%--owned properties including $455,000 on drilling on the Fishback Property (now in progress), $611,900 of delineation drilling and bulk sampling on the Doyle Sill and $120,000 on ground geophysics and drilling on other areas within the Doyle claims.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exemption No. 82-1209

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

April 29, 2005.

PRESS RELEASE

GGL CLOSES PRIVATE PLACEMENT FINANCING OF C$1.4 MILLION

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL. TSX Venture)** is pleased to announce that the Company has closed a non-brokered private placement of units with The Tell Fund to raise gross proceeds of $1,400,000 by way of the sale of 7,777,778 units at $0.18 per unit. Each unit consists of one common share and one non-transferable warrant, with one warrant entitling the holder to purchase one common share until April 29, 2007 at $0.20 per share for the first 12 months and $0.22 per share for the following 12 months. All the securities have a hold period until August 30, 2005.

The subscription proceeds will be used for 2005 exploration on the Company's 100%-owned properties including $455,000 on drilling on the Fishback Property (now in progress), $611,900 of delineation drilling and bulk sampling on the Doyle Sill (Timing: June-October, 2005) and $120,000 on ground geophysics and drilling on other areas within the Doyle claims (Timing: May, 2005).

So long as The Tell Fund continues to hold at least 8% of the Company's issued and outstanding shares, it shall have the right to participate pro rata in any future equity financing in order to maintain its then current percentage interest in the Company's shares. Also, The Tell Fund has the right to nominate a director to the Board of Directors of the Company as long as it continues to hold at least 10% of the Company's issued common shares. Following closing, the Company has 87,863,020 common shares issued and outstanding with The Tell Fund holding approximately 8.9%, which does not include the warrants to purchase a further 7,777,778 common shares held by The Tell Fund.

The term of the above two rights is for a period of five years following the closing date of the private placement, with the term automatically renewed for successive five year periods unless either party notifies the other in writing of its election not to renew not less than 90 days before the renewal date.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exemption No. 82-1209

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

May 2, 2005

PRESS RELEASE

GGL COMPLETED DRILLING ON THE "BIG HOLE" TARGET

VANCOUVER, British Columbia -- **Raymond A. Hrkac**, President and CEO of **GGL Diamond Corp. (GGL.TSX Venture)** announces the completion of its drilling on the company's 100%-owned Fishback property, located 65 kilometres northwest of Yellowknife, NWT.

Although no kimberlite was encountered, the core from two of the four holes drilled will be further investigated. Because these targets were selected on the basis of promising indicator mineral samples and geophysical support, GGL geologists will be looking for clues to guide future exploration activities at Fishback.

Two vertical drill holes into the "Big Hole" target, one inclined hole into a magnetic low target, and one vertical hole into a gravity high target were drilled for a total of 691 metres.

The first hole (FB-05-11) into the "Big Hole" target was collared into a gravity low, electromagnetic conductive signature positioned in the southern portion of the "Big Hole", 1.3 kilometres south-southeast of FB-05-10, which was drilled in June 2004. The vertical hole intersected 70.3 metres of ice plus water, 59.6 metres of overburden, and through 112.78 metres of bedrock. The hole encountered 77.7 metres of competent granite with a sharp change at 207.6 metres where a thin unit of "microbreccia" was encountered, followed by 34.8 metres of an altered granite breccia unit containing abundant calcite. The hole was ended at 242.3 metres.

The second hole (FB-05-13) into the "Big Hole" target was collared approximately 400 metres north-northwest of FB-05-11, in the direct centre of the "Big Hole". After 72 metres of ice plus water and 32.5 metres of overburden, a broken granite was encountered. The hole stayed into broken granite until drilling ended at 182.9 metres.

A third drill hole (FB-05-12) was drilled at an incline of 45° into a magnetic low target on the western shore of Awry Lake. After 1.2 metres of water plus ice and 13.3 metres of overburden, it collared into a coarse-grained granite. As the centre of the anomaly was approached, a severely brecciated granite, in-filled with carbonate and pyrite, was encountered for approximately 56 metres. For the last 21.7 metres to the end of the hole at 169.5 metres, the intensity of alteration and fracturing decreased.

The forth and final hole (FB-05-13) was drilled vertically into a 400 metre diameter gravity high target on the western shore of Awry Lake. After 27.4 metres of water plus ice and 6.1 metres of overburden, a massive, mafic intrusive rock unit was encountered. A total of 67.8 metres of core was drilled and the hole ended at 96.3 metres.

This property has been explored by GGL and other partners since 1994. This drilling program tested three kimberlite targets with kimberlite indicator mineral and geophysical support. Although no kimberlite was encountered, the cause of the severe alteration and brecciation observed in drill holes FB-05-11 and FB-05-12 will be further investigated.

GGL has closed a non-brokered private placement with The Tell Fund (News Release, April 29, 2005) to raise gross proceeds of $1,400,000. Upon the completion of drilling activities at the Fishback, the company will focus on the Doyle Project, which will consist of ground geophysics, delineation drilling of the Doyle Sill, and collecting a 20-40 tonne bulk sample of the Doyle Sill. This work has commenced and is expected to continue until September 2005.

Torrie Chartier, M.Sc., MBA and consulting geologist for GGL Diamond Corp., is the Qualified Person and has reviewed the data contained herein.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac

President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

For Disclaimer Notification, please check our website at www.ggldiamond.com/disclaimer.html

Exemption No. 82-1209

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

April 18, 2005

Item 3. News Release

A news release was issued on April 19, 2005, Vancouver, British Columbia via CCN Matthews.

Item 4. Summary of Material Change

The Company announced agreement for a private placement financing of $1.4 million.

Item 5. Full Description of Material Change

The Company has reached an agreement with The Tell Fund with respect to the terms of a non-brokered private placement of units to raise gross proceeds of $1,400,000 by way of the sale of 7,777,778 units at $0.18 per unit. Each unit consists of one common share and one non-transferable warrant, with one warrant entitling the holder to purchase one common share for a term of 24 months from the closing date at $0.20 per share for the first 12 months and $0.22 per share for the following 12 months. A copy of the Term Sheet dated April 18, 2005 between the Company and The Tell Fund with respect to the financing is attached as Schedule A.

In addition, so long as The Tell Fund continues to hold at least 8% of the Company's issued and outstanding shares, it shall have the right to participate pro rata in any future equity financing in order to maintain its then current percentage interest in the Company's shares. Also, The Tell Fund has the right to nominate a director to the Board of Directors of the Company so long as it continues to hold at least 10% of the Company's issued common shares. The Company currently has 80,085,242 common shares issued and outstanding, and therefore it is estimated that immediately upon closing of the private placement, The Tell Fund will hold approximately 8.9% of the Company's issued and outstanding shares.

The term of the above two rights is for a period of five years following the closing date of the private placement, with the term automatically renewed for successive five year periods unless either party notifies the other in writing of its election not to renew not less than 90 days before the renewal date.

The subscription proceeds will be used for 2005 exploration on the Company's 100% owned properties, including $455,000 on drilling on the Fishback Property (now in progress), $611,900 on delineation drilling and bulk sampling on the Doyle Sill and $120,000 on ground geophysics and drilling on other areas within the Doyle claims.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

Mr. Raymond Hrkac
Telephone No.: (604) 688-0546

Item 9. Date of Report

April 21, 2005

SCHEDULE A

TERM SHEET

TERM SHEET

Issuer:	GGL Diamond Corp~~oration Limited~~. (the "Issuer").
Offering Structure:	Non-brokered private placement of Units (the "Offering") to be subscribed by The Tell Fund (the "Subscriber"). Each unit will consist of one common share and one warrant (the "Unit"). Each whole warrant will entitle the Subscriber to purchase one common share for a period of 24 months after the Closing Date at a price of C$0.20 for the first 12 months, and a price of C$0.22 for the following 12 months.
Offering Size and Price:	A total of 7,777,778 Units of the Issuer, priced at C$0.18 per Unit for an aggregate purchase price of C$1,400,000.00.
Closing:	On ~~or about~~ April ~~30~~ 29, 2005, or such other date as is agreed to between the Issuer and the Subscriber (the "Closing Date").
Regulatory and Board Approvals:	The Offering is subject to the approval of the Issuer's Board of Directors and of the TSX V and the receipt of any other required regulatory approval.
Documentation:	Execution and delivery of a subscription agreement and delivery of closing documents and legal opinions for a transaction of the nature of the Offering, all in a form satisfactory to the Subscriber
Others:	• The Subscriber acknowledges that the Issuer shall have the right to seek subscriptions for Units or flow-through common shares by way of parallel or subsequent offerings. • So long as the Subscriber continues to hold at least 8% of the Corporation's issued and outstanding shares, the Subscriber shall have the right to participate pro rata in any future equity financing, in order to maintain its then current percentage interest in the Corporation's shares. The term of the right described in this section shall be a period of five years following the Closing Date, with the term

automatically renewed for successive five year periods unless either party notifies the other in writing of their election not to renew no less than 90 days before the renewal date.

- The right for the Subscriber to nominate a director to the Board of Directors of the Issuer, so long as the Subscriber continues to hold at least 10% of the Issuer's common shares. The term of the rights described in this section shall be for a period of five years following the Closing Date, with the term automatically renewed for successive five year periods unless either party notifies the other in writing of their election not to renew no less than 90 days before the renewal date.

- The Issuer shall use the Subscription proceeds only on those expenditures that are outlined in the proposed 2005 exploration budget (as attached to the term sheet), which include :
  - C$455,000 of drilling expenses (1300 metres) for the Fishback property– *Timing*: April-May 2005
  - C$120,000 of ground geophysics and drilling expenses (200 metres) on the *Doyle property* – Timing: May 2005
  - ~~C$[illegible]~~ $611,900 of delineation drilling (400 metres) and bulk sampling expenses (30 tonnes) on the Doyle Sill – Timing: June-October 2005

(handwritten initials) (Jan)

- The Issuer shall use its best efforts to obtain and publish the outcome of the 2005 exploration program (as attached to the term sheet) within 9 months of the closing date, which include
  - grade estimates for the material collected from the bulk sampling on the Doyle Sill
  - delineation observations on the Doyle Sill

Expenses:

The Corporation will pay all reasonable fees and expenses incurred in connection with the Offering and the reasonable fees and expenses of counsel to the Subscriber, subject to a maximum of C$ 20,000.

The above sets out our understanding of the terms of the Offering. If you agree, please sign below where indicated.

GGL Diamond Corporation

Per: [signature]
Ray Hrkac, President

Accepted this 18 day of April, 2005.

The TELL FUND

Per: [signature]
(J.J. ATTARD-MANCHE)
DIRECTOR

GGL Diamond Corp.
2005-06 Exploration Budget

Project	Type of Exploration	Timing	Amount	Cost (all in)	Amount	% of Budget
Fishback	Drilling	April-May, 2005	1300 metres	$350 per/m	$ 455,000	31.2%
	UPON Success					
	Kimberlite logging, shipping and analyses (1000kg kimberlite)	May-August, 2005			$ 91,500	
	Staking	May 2005	100,000 acres	$2 per acre	$ 200,000	
	Total Estimated Budget - Fishback (upon success)				$ 746,500	
Doyle	Ground Geophysics	May 2005	5 targets	$10,000 per target	$ 50,000	
	Drilling Targets	May 2005	200 metres	$350 per metre	$ 70,000	
	Delineation Drilling - Sill	Jun-05	400 metres	$350 per metre	$ 140,000	
	Collection of Bulk Sample - Sill	July-September, 2005	30 tonnes		$ 356,000	
	Kimberlite logging, shipping and MaDA	September - October, 2005	30 tonnes	$3,000 tonne	$ 90,000	
	Contingency (15%) - due to the mob of equipment to site, type of equipment, etc.				$ 105,900	
	Total Budget for Work Plan - Doyle				$ 811,900	55.7%
	UPON Success - Doyle					
	Additional Drilling		500 metres	$ 350	$ 175,000	
	Kimberlite logging, shipping and analyses (~500kg kimberlite)		500 kgs	$100 per kg	$ 50,000	
	Total Budget for Work Plan - Doyle - Upon Success				$ 1,036,900	

Estimated Budget - All Projects (excluding Success contingency)	$ 1,266,900	
Project Management - Program Implementation & Corp Overhead (15% of the above)	190,035	
Total Estimated Budget - All Projects (excluding Success contingency)	$ 1,456,935	13.0%

Form 45-103F4
Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

GGL DIAMOND CORP.
904 – 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Tel. No.: 604-688-0546

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

April 29, 2005

4. For each security distributed:

(a) describe the type of security, and

Units, each Unit consisting of one Common Share and one Non-Transferable Common Share Purchase Warrant

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

7,777,778 Units. Each Warrant entitles the holder to purchase one Common Share for a term of two years until April 29, 2007 at a price of $0.20 per share in the first year and $0.22 per share in the second year

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all

jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per Security (Canadian $)	Total dollar value raised from purchasers (Canadian $)
Grand Cayman	$0.18	1,400,000.04
Total dollar value of distribution in all jurisdiction		$1,400,000.04

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full Name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: April 29, 2005

GGL DIAMOND CORP.
Name of issuer or vendor (please print)

Raymond A. Hrkac, President
Print name and position of person signing

Signature

Schedule

Provide the following information on a **separate page** attached to this report for each type of security distributed. The information in this schedule will not be placed on the public file of any securities regulatory authority.

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of *Multilateral Instrument 45-103 Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
See Exhibit I attached			

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y I L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 — 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD Al B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, NT XIA 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000— Station 570
1st Floor, Brown Building
Iqaluit NU XOA OHO
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE CIA 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor
1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

EXHIBIT 1

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
The Tell Fund CITCO Fund Services Regatta Office Park West Bay Road PO Box 31106 SMB, Grand Cayman	7,777,778 Units	$1,400,000.04	BCI 72-503

Exemption No. 82-1209.

EARLY WARNING REPORT PURSUANT TO NATIONAL INSTRUMENT 62-103 SECTION 111 OF THE *SECURITIES ACT* (BRITISH COLUMBIA) SECTION 141 OF THE *SECURITIES ACT* (ALBERTA)

1. **Name and Address of the Offeror**

   The Tell Fund
   c/o Citco Fund Services (Cayman Islands) Ltd.
   Regatta Office Park, West Bay Road
   P.O. Box 31106 SMB
   Grand Cayman
   Cayman Islands, British West Indies

2. **Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances**

   On April 29, 2005, The Tell Fund (the "Fund") acquired 7,777,778 units of GGL Diamond Corp. ("GGL") at a price of $0.18 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant, with each warrant exercisable into one common share of GGL at a price of $0.20 until April 29, 2006 and at a price of $0.22 thereafter until April 29, 2007. This private placement represented approximately 8.9% of GGL's issued and outstanding common shares and approximately 78.9% of GGL's issued and outstanding common share purchase warrants.

   Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release

   Upon completion of the transaction described in paragraph 2 above, the Fund now owns 7,777,778 common shares of GGL (or approximately 8.9% of the issued and outstanding common shares) and 7,777,778 common share purchase warrants of GGL (or approximately 78.9% of the issued and outstanding common share purchase warrants). On a fully-diluted basis (assuming the exercise of all outstanding warrants and options issued by GGL to purchase common shares) the Fund owns approximately 15.0% of the common shares of GGL.

3. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:**

   (a) **the Offeror, either alone or together with any joint actors, has ownership and control**

   Not applicable.

   (b) **the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor, and**

   Not applicable.

(c) **the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

Not applicable.

4. **Name of the market in which the transaction or occurrence that gave rise to the news release took place**

This transaction occurred as part of a private placement of securities by GGL.

5. **Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer**

See the news release attached hereto as Appendix "A".

6. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities**

Under the terms of the subscription agreement relating to the private placement, so long as the Fund continues to hold 8% of GGL's issued and outstanding common shares, the Fund shall have the right to participate pro rata in any future equity financing in order to maintain its then current percentage interest in GGL's common shares. Also, the Fund has the right to nominate a director to the Board of Directors of GGL so long as it continues to hold at least 10% of GGL's common shares.

The term of the above two rights is for a period of five years following the closing date of the private placement, with the term automatically renewed for successive five year periods unless either party notifies the other in writing of its election not to renew not less than 90 days before the renewal date.

7. **Names of any joint actors in connection with the disclosure required herein**

Not applicable.

8. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror**

The common shares and common share purchase warrants of GGL were issued from treasury pursuant to the private placement. The Fund paid an aggregate of $1,400,000.04 for the units purchased.

9. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities**

Not applicable.

DATED this 29th day of April, 2005.

THE TELL FUND

(signed) *"Jeremy Attard-Manche"*

Name: Jeremy Attard-Manche
Title: Director

APPENDIX "A"

ACQUISITION OF SECURITIES OF GGL Diamond Corp. EARLY WARNING REQUIREMENTS

April 29th, 2005

VANCOUVER, BRITISH COLUMBIA – On April 29, 2005, The Tell Fund (the "Fund") acquired 7,777,778 units of GGL Diamond Corp. ("GGL") at a price of $0.18 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant, with each warrant exercisable into one common share of GGL at a price of $0.20 until April 29, 2006 and at a price of $0.22 thereafter until April 29, 2007. This private placement represented approximately 8.9% of GGL's issued and outstanding common shares and approximately 78.9% of GGL's issued and outstanding common share purchase warrants.

Upon completion of the acquisition, the Fund now owns 7,777,778 common shares of GGL (or approximately 8.9% of the issued and outstanding common shares) and 7,777,778 common share purchase warrants of GGL (or approximately 78.9% of the issued and outstanding common share purchase warrants). On a fully-diluted basis (assuming the exercise of all outstanding warrants and options issued by GGL to purchase common shares) the Fund owns approximately 15.0% of the common shares of GGL.

Under the terms of the subscription agreement relating to the private placement, so long as the Fund continues to hold 8% of GGL's issued and outstanding common shares, the Fund shall have the right to participate pro rata in any future equity financing in order to maintain its then current percentage interest in GGL's common shares. Also, the Fund has the right to nominate a director to the Board of Directors of GGL so long as it continues to hold at least 10% of GGL's common shares.

The term of the above two rights is for a period of five years following the closing date of the private placement, with the term automatically renewed for successive five year periods unless either party notifies the other in writing of its election not to renew not less than 90 days before the renewal date.

The Fund acquired the securities of GGL for investment purposes only. The Fund may, subject to market conditions, make additional investments in or dispositions of securities of GGL in the future, including additional purchases or sales of the common shares. The Fund does not, however, intend to acquire 20% of any class of the outstanding voting or equity securities of GGL.

For further information, please contact:

Jeremy Attard-Manche
Tell Investments LLP
One Cromwell Place
London SW7 2JE
Tel: +44 20 7590 6223

Exemption No. 82-1209

Technical Report
43-101F1

Exploration Activities on the Doyle Property

(NTS Mapsheets 75N 5 and 6)
Centered at Latitude 63° 20'N, Longitude 109° 25'W
Northwest Territories Mining District

Dates of work:
March 1995 through October 2004

Prepared for:
GGL Diamond Corporation

Prepared by:
Judith A. Stoeterau, P.Geol.
March 23, 2005

ITEM 2 TABLE OF CONTENTS

LIST OF ILLUSTRATIONS (Item 26 at back)

ITEM 3 SUMMARY

The Doyle Property (the "Property") comprises 24 mineral claims located in the Northwest Territories, approximately 250 kilometres northeast of Yellowknife and 150 kilometres south southeast of the producing Ekati and Diavik diamond mines. The Property is centered at latitude 63° 20'N and longitude 109° 25'W.

The Property was originally staked by Gerle Gold Limited (now GGL Diamond Corp. ("GGL")) in January, 1995 and was part of a larger package optioned in May, 1995 to Monopros Limited (now De Beers Canada Exploration Ltd.("De Beers")). De Beers earned a 60% interest in the Property by expending $4,650,000 by December, 1997. Exploration programs carried out during this joint venture discovered and outlined the two-kilometre long diamondiferous Doyle kimberlite sill. In 2004 the Property was returned to GGL and the Company immediately initiated steps to take 19 of the claims to lease. The remaining five claims are presently in good standing until March 3, 2006.

Within the above time frame five of the claims (LA 26 to 30) were the subject of a legal dispute involving the original staking rights. This had the effect of placing the exploration process on the Property in abeyance from 1996 to 2003. A tribunal established by Indian and Northern Affairs Canada ruled in favor of the De Beers/GGL joint venture in May 2003.

The Property is located within the southeastern part of the Archean Slave Craton in northern Canada. The dominant rock type underlying the Property is granite to granodiorite gneisses. The Property was staked in order to explore for diamondiferous kimberlite deposits. To date kimberlite is the most common rock type to host diamonds and the deposits found to be diamondiferous are notably spatially related to Archean cratons. The initial economic discoveries in Canada were in the central Slave area (Ekati and Diavik diamond mines) and in the south-central Slave area (Snap Lake dyke to begin full production in 2008 (De Beers, 2004)). In 1995 the diamondiferous AK5034 kimberlite pipe was discovered by Mountain Province Diamonds Inc. just north of the Property. Four more diamondiferous pipes, including the Hearne, Tuzo and Tesla were subsequently discovered near AK5034 by a De Beers/Mountain Province/Camphor Ventures joint venture. On the Property itself the Doyle diamondiferous sill was discovered in 1996 and has been delineated to date along strike for two kilometres with a average width of 2.6 metres.

This report is a review of the diamond exploration programs conducted on the Property from 1995 to 2004, specifically a combination of airborne magnetic/electromagnetic surveys, glacial till sampling for kimberlite indicator minerals, reverse circulation and core drilling programs, and microdiamond analyses of kimberlite core from the Doyle sill. Recommendations are made to further delineate and sample the Doyle sill and to proceed to test additional kimberlitic indicator mineral and geophysical targets located on the Property.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

The author was retained by GGL Diamond Corp. ("GGL") to complete a review of the Doyle Property ("Property") in the Northwest Territories, Canada. This review was prepared in accordance with National Instrument 43-101 (Standards of Disclosure for Mineral Projects). The author is a qualified person and worked on the Property during the summer of 2004. The author has worked on a number of properties in this area of the Bear and Slave Cratons and is familiar with the exploration procedures and logistics, as well as the potential of the areas to host kimberlite bodies.

This report is a summary of the exploration programs conducted and reported by GGL and by Monopros Limited (now De Beers Canada ("De Beers")) to satisfy the requirements of their joint venture agreement with GGL. The programs comprised airborne and ground magnetic/electromagnetic surveys, glacial till sampling for kimberlite indicator minerals, reverse circulation and core drilling programs, and microdiamond analyses of kimberlite core from the Doyle sill.

A review of the current claim status as posted by the Northwest Territories Mining Recorder's office onto their website lists the Property claims as active and owned by GGL Diamond Corp. A legal title search in regard to these claims was not completed. The Author has worked for GGL as a consultant in the past year and holds options on the Company stock and is thus not considered an Independent Person.

ITEM 5 DISCLAIMER

The author has relied upon the technical reports written by GGL and De Beers during the 1995 to 2004 exploration period. The programs and reports were carried out under the guidance of a number of qualified people, each of whom will be mentioned in the appropriate section. Based on a review of the Quality Assurance and Quality Control (QA/QC) programs in place both in the field and at the laboratories, the author is confident of the reliability of the data. With respect to laboratories used by De Beers, the actual processing techniques are considered proprietary and were not provided to GGL. However the Author believes the internal checks employed by De Beers ensures an analytical system sufficiently free of errors.

The author has also relied upon GGL corporate files, published reports on file with Indian and Northern Affairs Canada (INAC) and public communications by various companies in press releases, reports and presentations.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Property is located in the Northwest Territories of northern Canada approximately 250 kilometres northeast of Yellowknife (Figure 1). The claims are centered around NTS latitude 63° 20'N and longitude 109° 25'W. The Property is made up of 24 contiguous mineral claims totaling 36,904.40 acres (14,934.70 hectares). Nineteen of the mineral claims have been legally surveyed and are in the process of being taken to lease. The remaining five claims are presently in good standing until March 3, 2006. A complete list of mineral claim numbers and locations

are included in Figure 2 and Appendix I. All claims are owned 100% by GGL and the Author is unaware of any agreements or encumbrances on the Property.

To retain mineral claims in the Northwest Territories work must be performed at the rate of $2 per acre per year up to a ten year maximum. At that time the claims are either taken to lease or relinquished. The Property claims were initially registered with the Northwest Territories Mining Recorder on January 16, 1995 thus the assessment due dates were January 16 of each year up until the year 2005. A decision was made by GGL to take the majority of the claims to lease in 2004 and the legal surveys were conducted and submitted to the government. Five of the claims, involved in litigation until 2003, were suspended from reporting duties during the time of litigation. These claims are presently in good standing until March 3, 2006.

On the Property the Doyle diamondiferous sill was discovered in 1996 and was delineated along strike for two kilometres with widths up to 5.7 metres. The location of the sill has been included on Figure 2.

The Author is not aware of any environmental liabilities to which the Property is subject. Indian and Northern Affairs Canada and the Mackenzie Valley Land and Water Board administer land use in the region. GGL has acquired all permits necessary to carry out the ground exploration programs.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the area is by ski or float equipped fixed wing aircraft or helicopter. The closest airbase and supply companies are located in Yellowknife, 250 kilometres to the southwest. GGL has established the Bob Lake base camp within the Property (Figure 2) that is used for both winter and summer programs.

The Property lies within the Canadian subarctic region, in the Bear Slave Upland of the northwestern Canadian Shield (Bostock, 1970). The area is north of the present-day tree line. Mean daily temperatures range from -30°C in January to +15°C in July. Average snowfall for the area is about one metre, most of which is deposited during the autumn and spring storms. Freeze-up and break-up occur during October and June, respectively, at which time access to the area is by helicopter alone. Summer work is best conducted from July 1 to September 15, and winter work from March 1 to May 15.

Exposed Precambrian bedrock gives a local relief of up to a few tens of metres with elevations varying between 400 and 550 metres above sea level. In between the bedrock exposures and the numerous lakes and streams lies a thin layer of till with the accompanying eskers, fans, moraines and outwash plains. On this a fragile community of low shrubs (potentilla, willow, birch), grasses, lichen, moss, berry plants (bearberry, blueberry, cranberry, crowberry), Labrador tea and cotton grass exists where possible, especially within crevasses and depressions and along stream paths.

The barren ground caribou move into the area and are the primary game animal from spring to late summer and fall. Grizzly bears, wolves, hares, raptors, ground squirrels, ptarmigan and grouse are present year round. Fish such as whitefish and trout populate the lakes and rivers, as well as waterfowl.

ITEM 8 HISTORY

Various individuals and companies have traversed Canada's North exploring for precious and base metal deposits since the fur trade industry first navigated the area in the 1600's, initially interested in locating the copper deposits used by the natives for tools and trading. Although metallic discoveries were made and mined, it wasn't until the 1980's that the North attracted serious diamond explorers. In 1991 the first diamondiferous kimberlite was discovered at "Point Lake" by Diamet Minerals Ltd. and BHP Minerals Canada. This sparked a staking rush by over 200 individuals and companies.

Canada's first diamond mine opened officially on October 14, 1998 (the Ekati Mine of Diamet and BHP). This was followed by the Diavik Mine of Aber Resources and Rio Tinto PLC in January, 2003. Three other advanced projects are also moving forward on the Slave Craton: Tahera's Jericho Project, De Beers' Snap Dyke Project and De Beers/Mountain Province /Camphor Ventures' Gahcho Kue (Kennady) cluster of pipes. The latter project lies on claims just to the north of the Doyle Property.

On the Doyle Property no previous exploration for base or precious metals has been recorded. In 1992 the area around Doyle was held by other companies and reconnaissance glacial till sampling carried out. Land was subsequently dropped and GGL was able to stake its LA group of claims in January, 1995. In that same year the diamondiferous AK5034 kimberlite pipe was discovered by Mountain Province just to the north of the LA claims. Four more diamondiferous kimberlite pipes were drilled in the same area of AK5034, including the Hearne, Tuzo and Tesla pipes (Figure 2). On the Doyle Property one diamondiferous kimberlite body, the Doyle sill has been discovered.

ITEM 9 GEOLOGICAL SETTING

The Doyle Property is located in the southeastern flank of the Slave Craton, a large body of Archean granite – greenstone terrain made up typically of 2.7 to 2.67 billion year old metavolcanic and metasedimentary rocks extensively intruded by granitic to granodioritic plutons between 2.7 to 2.58 billion years old (van Breemen et al., 1988). The oldest rocks of the Slave Craton are small remnants of felsic gneisses 2.8 to 3.2 billion years old and the Acasta gneisses 3.6 to 4.0 billion years old in the western part of the Craton (Beals, 1994 and Bowring et al., 1989). This Craton extends from the Great Slave Lake northwards to the Coronation Gulf. Three main rock assemblages have been identified in the Slave Craton: an early assemblage of gneisses, granites and quartz arenites; the Yellowknife Supergroup metasedimentary rocks including greywackes, pelite, quartzite, iron formation and marble, with lesser metavolcanics; and a younger assemblage of clastic sediments and granites (Fyson and Padgham, 1993). The generalized geology of the Slave Craton is shown in Figure 3.

In the area of the Doyle Property granite and granitic gneisses are the dominant rock types, with lesser amounts of quartz diorite to diorite gneisses. Regionally these rocks have been cut by sets of dykes. The predominant set is a series of distinct northwest to north-northwest trending linear magnetic highs considered to represent the 1.2 billion year old Mackenzie dyke swarm. These dykes rarely outcrop. Two other sets occur in the area, the Lac de Gras set striking north-

northeast and the Mackay set striking east and east-northeast. All of these diabase dykes rarely outcrop and are more easily mapped using airborne geophysics as they appear as prominent linear magnetic highs. This "background noise" has the unfortunate effect of making the interpretation of possible kimberlite targets much more complicated.

Although multiple advances of glaciation took place over this area of the Canadian Shield, the final phase removed all previous till and laid a final thin till veneer over most of the area . This veneer of basal till ranges in thickness from one to five metres and was deposited by the Late Wisconsin Laurentide ice sheet which retreated approximately 10,000 to 7,000 years ago. Several sets of prominent eskers and kame deposits occur on the Property forming positive topographic features up to ten metres high. These glacial sediments cover approximately 50% of the surface. Striae measurements taken during field work indicate major ice flow movement from east to west or northeast to southwest. Specific measurements ranged from 250° to 300° azimuth. Permafrost occurs two to three metres below the surface.

ITEM 10 DEPOSIT TYPES

Exploration on the Property has been exclusively focused on discovering diamond deposits. Diamonds are stable at the high temperatures (900° to 1150°C) and pressures that exist 150 to 200 kilometres below the surface of the earth, in the upper mantle. They occur in harzburgite and eclogite, together with pyrope and eclogitic garnets, chrome diopside, ilmenite, olivine and chromite, all of which are useful "indicator minerals" in the exploration process.

The ancient cratons of the world, including the Slave Craton, provide the deep keel that extends well into the mantle horizon where it is stable for the formation of harzburgite and eclogite. At these depths the carbon monoxide rich, highly volatile kimberlites (and related rocks such as lamproites) form and on their way up pass through the diamond-bearing layers, incorporating and transporting pieces of these mantle "xenoliths" to the surface. On the Slave Craton, as a general rule, the pipes near the center of the craton tend to be younger in age (Cretaceous to Tertiary) while the pipes near the edges and flanking the craton tend to be older although age date information has not been released to the public for the majority of occurrences.

Glaciation in northern Canada removed the visible signs of these eruptions. However, in doing so it left a trail of the above mentioned "indicator minerals" down-ice from each occurrence. This is the first stage of exploration taken by geologists while searching for diamond deposits. By till sampling on a reconnaissance basis, they can begin to focus on areas containing kimberlite indicator mineral counts. At that point a land position is usually acquired and airborne geophysical surveys are conducted. Kimberlite bodies can either be magnetic highs, lows or neutral, but will usually present some form of anomaly to the geophysicist. The bodies also tend to be electromagnetic highs, or resistivity lows, reflecting the relatively thick layer of clays that form on top of the easily weathered kimberlitic rock.

ITEM 11 MINERALIZATION

The Property contains the diamondiferous Doyle sill located on mineral claim LA 29 (Figures 2 and 4). Glacial till sampling outlined one main indicator mineral train within which there are three sub-trains, thought to be related to three subcropping areas of the sill. No conclusive

geophysical signature lay at the head of this train. Core drill programs carried out by GGL and De Beers during 1996 and 2003 tested the kimberlite body with 15 reverse circulation holes and 34 core drill holes and as a result the sill was drill-delineated for two kilometres along a northeast strike. Sill widths ranged up to 5.7 metres, with an average of 2.6 metres (close to true width). The body dips from 5° to 20° to the northwest.

One 2003 hole stepped 180 metres to the northwest in the down-dip direction encountered one metre of kimberlite at 50.5 metre depth. The sill suboutcrops (comes to surface but is covered by overburden) along a strong topographic lineament near the intersection of a second set of lineaments that disrupt a Mackenzie dyke. Descriptions of the core by Chartier (1997a) and Scott-Smith (1997a) indicate the Doyle sill ranges from macrocrystic to aphanitic hypabyssal kimberlite.

Microdiamond analyses of the kimberlite chips from the 1996 reverse circulation drill program were carried out by De Beers both at the SGS Lakefield Research Center in Ontario and at the De Beers Kimberley Acid Laboratory in South Africa. A total of 125.2 kilograms of chips returned 67 microdiamonds. The bottom sieve size cut-off was +0.74mm. Both Chartier and Scott-Smith cautioned the chips are contaminated possibly as high as 50% by country rock granite, and thus the analyses should only be used as an overall indication that the sill is diamondiferous.

Microdiamond analyses of core from 24 holes drilled in 2003 as well as the 15 holes drilled in 1996 was carried out at the SGS Lakefield and the Saskatchewan Research Council (SRC) laboratories, respectively. Samples were treated to a bottom sieve size of 0.074 at the SGS lab and to 0.105 at the SRC lab. Results, detailed in Figure 5 show that 217 stones were returned from a combined total of 122.45 kilograms of kimberlite core.

Of note are two holes that were drilled east of the northern end of the Doyle sill at the north end of Tee Lake (Figure 4). These holes intersected a few centimetres of kimberlitic muds containing pyrope garnet indicators. Approximately 0.6 metres of core loss was experienced at these intersections. The intersections could indicate the presence of either a second parallel sill, a pipe or an offset of the original sill.

ITEM 12 EXPLORATION

Introduction

Exploration for diamondiferous kimberlite deposits in northern Canada begins with two main tools: glacial till sampling for kimberlite indicator minerals and airborne magnetic/ electromagnetic geophysical surveys. Glacial till sampling surveys look for kimberlite indicator minerals left behind after glaciers scoured the land. Kimberlites contain certain rare minerals that are not found in the surrounding rocks of northern Canada. These unique minerals, called indicators (pyrope garnets, ilmenites, chrome diopsides, eclogitic garnets) are discovered through the till sampling process, and a plot of the indicator occurrences will lead the exploration crews into the prospective areas.

An airborne geophysical survey is flown and geophysicists experienced in kimberlite exploration analyze the resulting data looking for the characteristic elliptical or circular shape of an anomaly, the anomaly itself being either a magnetic high or low, or possibly just a slight variation in the magnetic field. Electromagnetic responses tend to overlie and mimic the shape of the magnetics and tend to be "electromagnetic highs" reflecting the conductive nature of the altered, clay-rich cap on top of most kimberlite bodies.

Once a target is defined, it is ground-checked by geophysicists and geologists, and if it still remains unexplained it is drill-tested. If kimberlite is intersected the core (or rock chips if a reverse circulation drill system is used) is described by qualified kimberlite geologists and then a portion of each intersection undergoes microdiamond analysis to assess the presence or absence of diamonds. If there are diamonds in sufficient quantities to encourage further drilling, then the companies will take enough samples to allow for a "bulk sample", an exploration method of analyzing larger batches of material for diamond content.

Exploration work conducted by De Beers and GGL during the period from 1995 to date comprised three airborne geophysical surveys, glacial till sampling surveys for heavy mineral analyses and both reverse circulation and core drill programs. Successful intersection of the Doyle sill was followed by microdiamond analyses by caustic fusion. Exploration of the Property is ongoing and the maps presented with this report demonstrate the current knowledge of the exploration potential of this area.

Airborne Geophysical Survey (April, 1995)

From April 14 to May 10, 1995 a reconnaissance aeromagnetic survey was flown by Aeroquest Limited over the Property to detect anomalies caused by kimberlite intrusions. The company collected magnetic data using their Geometrics 822 Cesium Vapour Magnetometer in a PA-31 Piper Navajo fixed wing aircraft. The magnetometer was carried in a tail stinger configuration 60 metres above ground (66.5 metres actual average) with a line spacing of 100 metres (83 actual average). Lines were flown in azimuthal directions of 090°/270°. A Global Positioning System (GPS) was used in navigation. Both Chris Hrkac, B.Sc., consultant for GGL and W. Boyko, professional geophysicist for De Beers were present as monitors to ensure contract specifications were followed and to assess the field data for kimberlite targets. The survey gave an overall regional trend to the magnetics of north-south, consistent with regional geology. The data was processed by Controlled Geophysics Ltd. and the resulting preliminary data was examined by De Beers and GGL, with a total of 36 anomalies selected for follow-up work. After field investigations 27 anomalies remaining unexplained and became targets for further work.

Airborne Geophysical Survey (September, 1995)

During September and October, 1995 a helicopter airborne high resolution magnetic survey was conducted by Peregrine Airborne Surveys Ltd. targeting individual areas of the Property. The survey was flown in fulfillment of recommended follow up of anomalies identified in the Aeroquest survey earlier in the year. A total of 15 grids were flown, each approximately one kilometre by two kilometres in dimension (Figure 6). The instrument used was a GSM-19C magnetometer, the bird height was 25 metres and the line spacing was 50 metres. Lines were flown in azimuthal directions of 090°/270°. Both Chris Hrkac, B.Sc., consultant for GGL and G. Hodgkinson, professional geophysicist for De Beers were present as monitors to ensure contract specifications were followed and to assess the field data for kimberlite targets.

Airborne Geophysical Survey (May, 1996)

During May, 1996 a helicopter airborne magnetic/electromagnetic survey was carried out over the western and central part of the Property by Fugro Airborne Surveys Corp. (Mississauga, Ontario). The company collected magnetic, electromagnetic and resistivity data using their

DIGHEM system. Ancillary equipment consisted of a magnetometer, radar and barometric altimeters, video camera, analog and digital recorders, and an electronic navigation system. Lines were flown every 50 metres in azimuthal directions of 090°/270° with the magnetic sensor and electromagnetic bird towed 20 and 30 metres above ground, respectively. A GPS electronic navigation system ensured accurate positioning of the data onto topographic base maps. Both Chris Hrkac, B.Sc., consultant for GGL and G. Hodgkinson, professional geophysicist for De Beers were present as monitors to ensure contract specifications were followed and to assess the field data for kimberlite targets.

A compilation of results of the magnetometer surveys in 1995 and 1996 are presented in Figure 6. The 1996 electromagnetic survey results are presented in Figure 7.

Glacial Till Sampling for Kimberlite Indicator Minerals

During the 1994 to 2004 field seasons 1810 glacial till samples were collected from the area of the Property. The sample locations and heavy mineral indicator results have been included in this report as Figures 8 and 9. The symbols used reflect whether a 10-litre or 20-litre sample was taken at each location. The pyrope garnets have had their chemistries and mantle origins confirmed by microprobe analysis. During these programs the method and contractors have varied and herein follows a brief discussion of each individual program.

During the 1994 to 1996 summer seasons a regional evaluation program over the area of the Property was conducted. Samples were collected by GGL and De Beers and consisted of a volume of either 10 or 20 litres of either basal till, glacio-fluvial or esker material. Samples were sent to the De Beers processing facility in Grande Prairie, Alberta for heavy mineral separation and screening of the concentrate into various size fractions from 1.0mm down to 0.3mm. The concentrates of the 0.3 to 0.425mm size fraction were then picked for pyrope garnet, ilmenite, chrome diopside, kimberlitic spinels and spinels (the Author notes the concentrates were apparently not picked for eclogitic garnets).

The sampling program was carried out in the field under the guidance of John Knight, P.Geol. a consultant to GGL and by De Beers personnel. The Author believes that care was used in the field and in transport to the labs to ensure that quality controls were met. The actual laboratory processing technique is considered proprietary to De Beers and has not been provided to GGL. The Author believes the internal checks employed by De Beers ensures an analytical system sufficiently free of errors.

General observations from this regional till sampling program were that the far eastern claims appeared to hold no target areas of interest, a major indicator train existed on the property with its head lying on claim LA 29, and that there were two other smaller sources of indicator mineral anomalies on either side of the main train (Knight, 1996). Shortly thereafter the Doyle sill was intersected on claim LA 29 in the fall drill program, lying along the head of the major train.

During the 1999 and 2000 field seasons till samples were collected from the Doyle claim area by employees of De Beers. Each sample consisted of 20 litres of glacial sediment material spaced from 50 to 150 metres along sample lines perpendicular to the known ice directions. At each sample site an additional 0.25 litre sample was bagged and retained as a witness sample for future reference or for future geochemical analysis if warranted. The 20 litre samples were transported to De Beers' laboratories in Val d'Or, Quebec where a heavy mineral concentrate was produced. The concentrates were shipped to De Beers facilities in Toronto for further concentration and on

to a De Beers subsidiary in Australia for mineral indicator picking of the 0.3 to 0.5 mm size fraction. The concentrates were evaluated for pyrope garnet, ilmenite, chrome diopside, kimberlitic spinels and spinels (the Author again notes the concentrates were apparently not evaluated for eclogitic garnets). As above, the Author believes the internal checks employed by De Beers ensures an analytical system sufficiently free of errors.

During the 2001 and 2002 field seasons 20 litre samples were collected from two main areas of interest, the northwestern and the eastern claims, to complete sample coverage and delineate any targets. The collection and analytical procedures were done by De Beers personnel in the same fashion as the 1999 and 2000 seasons.

During the 2004 field season GGL collected till samples from selected areas on the Property, mainly to evaluate known geophysical targets. The 20 litre samples were collected in the field under the guidance of John Knight, M.Sc., P.Geol. Samples were shipped to Yellowknife and then on to the Saskatchewan Research Council laboratory in Saskatoon, Saskatchewan. There the samples were reduced to concentrates and the 0.25 to 0.5mm and 0.5 to 1.0mm size fractions picked for indicator minerals (pyrope and eclogitic garnet, ilmenite, chrom diopside, olivine, spinel). In this sampling phase the Author was present in the field to witness the sample collection and transportation methods of GGL and feels there is a strong attention paid to quality control during the process, both in the field and at the Yellowknife facilities of GGL.

ITEM 13 DRILLING

There have been nine separate drill programs carried out on the Property from 1996 to 2003 totaling 61 core drill holes and 156 reverse circulation holes. The majority of the holes were designed to test unexplained geophysical target areas. All targets were confirmed before drilling by a ground geophysical (magnetic/electromagnetic) survey. Except for the holes in the vicinity of the Doyle kimberlite sill, all returned no kimberlite. These holes have been plotted on Figure 11.

Drilling in the area of the Doyle kimberlite sill has been plotted on Figure 4. The drilling was carried out during 1996 and 2003 and totaled 15 reverse circulation and 34 core drill holes. The body defined by the drilling to date is a thin (0.2 to 5.7 m apparent width) sill structure dipping shallowly (5° to 20°) to the northwest and striking northeast (azimuth 040°) over a length of two kilometres, open at both ends. To date the average true thickness is estimated at 2.6 metres.

The reverse circulation drill rig is designed to quickly and efficiently test suboutcrop with closely spaced, shallow holes. During the program careful logging of the kimberlite chips was difficult due to the speed of drilling and the return of the chips to the surface (Chartier, 1996, 1997a). The rock varied from carbonate and hematite rich along the contacts (up to 50 cm) to a fine grained hypabyssal black kimberlite in the interior. There were few to abundant mineral indicators (ilmenite and garnets).

After a detailed ground geophysical survey in the area, a program of core drilling was begun to define the newly discovered kimberlite sill. Ten core holes were drilled, intersecting kimberlite in all but two. The core was reviewed and logged by B. Scott-Smith (1997a). The core made available for review was described as hypabyssal macrocrystic kimberlite (Group 1). The rock contains diamonds, garnet and ilmenite with extremely rare chrome diopside. Groundmass is made up of spinel, mica, apatite, carbonate and serpentine. Mantle-derived coarse garnet peridotite and rare eclogite clasts were logged in one section. Although the sill is internally

complex with alternating zones of aphanitic kimberlite, breccia with mantle zenoliths, and graded bedding, Scott-Smith believes the sill was formed by a single batch of magma and suggests the overall grade of the sheet may be uniform, with small-scale variations.

Both Scott-Smith and Chartier suggested the Doyle sill till train may contain indicators from a separate kimberlite source. This was based on changes in the down-ice indicator distribution and on the presence of chrome diopside in glacial till samples taken within the train (this mineral is virtual absent in the sill material collected to date).

A legal dispute involving ownership of the mineral claims around the Doyle sill effectively suspended exploration of the sill until May of 2003, when a decision was made in favor of GGL and joint venture partner De Beers. During that summer ground geophysical surveys were conducted with the purpose of extending the strike length of the sill to the northeast and southwest. Twenty-four core holes were drilled by De Beers; of these 16 were drilled along strike and along the edge of the sill close to the surface (within the area of the previously defined kimberlite) in order to obtain additional samples for microdiamond analyses. Two holes drilled to the southwest and one hole drilled to the northeast all hit kimberlite resulting in increasing the known strike length to two kilometres.

The kimberlite recovered in the 2003 program was described in the field by Rikhotso(2003) as olive to dark grass green, medium grained, macrocrystic hypabyssal kimberlite with tuffisitic textures in places. The garnets are ubiquitous, make up 3% of the core and occur in shades from dark purple to red and "pink-orange" (eclogitic?). Ilmenite and spinel are also present to a lesser degree. Mantle xenoliths are rare, only noted in two holes. They are olivine-rich with traces of pink-red garnets.

The top and bottom contacts of the kimberlite with the country rock granite in all holes consists mainly of calcium carbonate veining and olivine with 75% granitic country rock. Some core displayed concentrations or banded zones of garnet and ilmenite, and a flow of olivine, also near the top and bottom contacts. Overall the contacts are described as fairly sharp.

In addition to drill delineation of the Doyle sill, two holes drilled east of the sill, at its northern end (Tee Lake area) also intersected a few centimetres of kimberlitic muds containing garnet indicators. Approximately 0.6 metres of core loss (possible kimberlite) was experienced at these intersections. These two holes indicate the exploration potential for either a second parallel sill, an offset of the original sill or a pipe.

ITEM 14 SAMPLING METHOD AND APPROACH

During the till sampling programs unconsolidated glacial till samples were collected where possible from active frost boils, glaciofluvial material and eskers. The top layer of vegetation and till was scraped off to expose the till below. Samples were either collected in a large scale "reconnaissance" style by following recognized mineral trains and/or eskers, collected along a fence line pattern to methodically test claim areas, or collected both up and down the ice direction from a known geophysical anomaly in an attempt to assess its potential.

At each site the exact position of the sample was dependent on the location of the proper quality of sampling material. Each sample consisted of a volume of 10 or 20 litres of material. Wet weights of the samples typically averaged 15 and 30 kilograms respectively. Each sample was placed into 6-mil poly ore bags (transparent heavy plastic) measuring either 18 inches by 24

inches or 24 inches by 36 inches, accompanied by a waterproof tag bearing a unique sample number. The bag was sealed with single use, locking zap straps then placed inside a woven plastic rice bag which was again sealed with a single use locking strap. The sample number was also handwritten on the side of the rice bag with a waterproof marker.

Every sample was described according to glacial sediment type, color consistency, quality of sample and location data such as terrain and dominant bedrock lithology. All data were recorded on sample cards. The position of each site was measured using a hand held Global Positioning System (GPS) unit where each reading was post-processed for approximately two minutes and corrected against a base station located in Yellowknife. As a result each sample site location reported is accurate within one metre. Glacial striae measurements were taken when noted.

During the 1994 – 1996 field seasons the collection process was overseen by Chris Hrkac, B.Sc., and by John Knight, M.SC., P.Geol., both consultants to GGL. During the 1999 – 2000 and 2001 – 2002 field seasons the collection process was overseen by Todd McKinlay, B.Sc., Project Manager for De Beers and by Brian Poniatowski, B.Sc., De Beers field geologist. During the 2004 field season the process was overseen by John Knight, P.Geol. and the Author, both as consultants to GGL. Although the author was not physically able to be present at all the collection times it is the Author's opinion that best efforts were made to sample the proper medium and that proper in-field and transportation sample handling procedures were followed during the above field programs.

ITEM 15 SAMPLE PREPARATION, ANALYSES AND SECURITY

Glacial Till Sample Security

Till samples collected by GGL and De Beer personnel in the field consisted of 10 or 20 litres of unconsolidated material. Each sample was placed into 6-mil poly ore bags (transparent heavy plastic) measuring either 18 inches by 24 inches or 24 inches by 36 inches, accompanied by a waterproof tag bearing a unique sample number. The bag was sealed with single use, locking zap straps then placed inside a woven plastic rice bag which was again sealed with a single use locking strap. The sample number was also handwritten on the side of the rice bag with a waterproof marker. Samples were returned to the camp or a central sample cache on a daily basis, with the locations and numbers recorded digitally. Sample bags were then transported from the field camp or sample cache to Yellowknife where they were checked in, palletized and shrink wrapped either by a company crew member or by a member of the expeditor's staff (G&G Expediting, Yellowknife) for transport on pallets by bonded trucking companies to the various laboratories. Trucking waybills and sample numbers (the latter on a per crate basis) were faxed to the process laboratories.

The till samples were sent to various laboratories throughout the exploration seasons: De Beers' heavy mineral analysis (HMA) laboratories at Grand Prairie, Alberta and Val d'Or, Quebec; De Beers' facilities in Toronto, Ontario; the Stockdale laboratory in Australia; and the Saskatchewan Research Council laboratory in Saskatoon, Saskatchewan. Only the Saskatchewan Research Council has received ISO certification and this was just for the samples processed in 2004 (ISO/IEC 17025 accreditation by the Standards Council of Canada as a testing laboratory for specific tests (Scope of Accreditation No. 537)).

Regarding four of the five above facilities, De Beers' processing technique is considered proprietary. The process involves concentration of the heavy minerals and screening the concentrate into coarse (1.0 to 2.0mm), medium (0.5 to 1.0mm), medium fine (0.425 to 0.5mm)

and fine (0.3 to 0.425mm) size fractions, which are then evaluated for indicator minerals. De Beers has reported evaluating for pyrope garnet, ilmenite, chrome diopside, kimberlite spinel and spinel.

Noteworthy is the fact that the yellow-orange eclogitic garnets may not have been evaluated in these concentrates. Also, the size range parameters appear to vary slightly from laboratory to laboratory. At Stockdale it appears there was a 0.3 to 0.5 mm size fraction (Medium Fine / Fine-label not known) while Grand Prairie separated out a 0.425 to 0.5 mm size fraction called "Medium Fine". This difference in definition of size ranges may have an effect in properly defining indicator mineral trains, however the Author believes this is not a strong concern in narrowing down the exploration program to specific target areas. This discrepancy was noted by GGL geologists in 2003 and all future glacial till samples were processed using uniform screen sizes of 0.25 to 0.5mm and 0.5 to 1.0mm.

The analytical procedures at the Saskatchewan Research Council laboratory used by GGL in 2004 for heavy mineral analyses of the glacial tills is more transparent. Chris Hrkac, B.Sc., consultant for GGL was able to tour the Saskatoon facilities (Hrkac, 2003) and conduct a review of the procedures. The following is taken from his report:

Sample Preparation and Analyses

The till samples shipped to the Saskatchewan Research Council were treated by a process of desliming, screening and magnetic separation to produce magstream concentrates for kimberlite indicator mineral picking.

- Samples are received and checked for damage (reported if noted). The samples are then transferred from the bags into labeled white 20 litre buckets, weighed and recorded in a book. The batch and number sequence is maintained throughout the process.

- The samples are put into a paint shaker with water and calgon for disaggregation.

- Each sample is then poured into the SWECO screens where the oversize (+1.00mm) and undersize (-0.18mm) is removed leaving the -1.00+0.18mm MWT fraction. The oversize and undersize from these screens are bagged, labeled and stored in the white buckets.

- The MWT -1.0+0.18mm fraction is transferred to a labeled stainless steel container and weighed.

- This fraction is then put on a shaker table where the organics float off and a crude concentrate is formed. The table lights are bagged and labeled and put in the white buckets with the oversize.

- The heavy concentrate is placed back into the steel container and dried.

- The dried sample is then placed in the Perm Roll to split the magnetic and nonmagnetic fractions. The nonmagnetic fraction is labeled and stored.

- The magnetic fraction is then put through two stages of heavy liquid separation. The first station uses TBE to separate the material into specific gravity of <2.96 (discarded) and >2.96 (saved). This latter material is then dried and sent to the heavy minerals MI station where the sample is split into SG<3.23 (saved) and SG>3.23. This latter fraction is dried and placed on a paper sheet where the ferromagnetics are removed with a weak magnet and scanned for chromites and picroilmenites as a check. The ferromagnetic material is saved.

- The nonferromagnetic fraction is then placed in the Frantz magnetic separator and separated into Frantz uppers (UP1) and Frantz lowers (LW1). The uppers contain the picroilmenites and chromites while the lowers contain the pyrope garnets, chrome diopsides, eclogitic garnets and olivines (thus the dark oxides and silicates are separate).

- The uppers and lowers are then screened at +/-0.25mm and +/-0.50mm and placed into vials.

As a result the following material is in vials ready for picking:

- Franz uppers 0.18 to 0.25mm
- Franz uppers 0.25 to 0.50mm
- Franz uppers 0.50 to 1.00mm
- Franz lowers 0.18 to 0.25mm
- Franz lowers 0.25 to 0.50mm
- Franz lowers 0.50 to 1.00mm

The samples are then picked for pyrope garnets, chrome diopsides, ilmenites, chromites, eclogitic garnets and olivines (the latter two only on 2004 samples). The individual indicator grains are mounted on sticky boards and sealed in an appropriate container in preparation for electron microprobing to determine chemical compositions and establish kimberlitic provenance.

It is the Author's opinion that the glacial till samples were transported and received by the Saskatchewan Research Council laboratory in a proper manner and that proper QA/QC procedures were followed during the analyses.

Microdiamond Analyses

Samples from three phases of exploration of the Doyle sill have been sent for microdiamond analyses in the following order: rock chips from the reverse circulation drill program in 1996, drill core from the 2003 program and drill core from the 1996 program.

In 1996 the rock chips recovered from the reverse circulation program were bagged into 14 samples, labeled and shipped by bonded trucking companies from Yellowknife to two laboratories, Lakefield Research Limited in Ontario and the De Beers' Kimberley Acid Laboratory in South Africa. The core from the 2003 drill program was sent to Lakefield Research Limited and core from the 1996 core drill program was sent to the Saskatchewan Research Council laboratory. The Author is able to report on the processes at the Lakefield laboratory and the Saskatchewan Research Council laboratory. Processes developed by De Beers at their laboratories are proprietary and confidential.

At the Lakefield Research laboratory:

- The caustic dissolution process is carried out in pottery kilns that treat up to eight kilograms of sample material and are run on a 24 hour cycle. If there is abundant carbonate material then sample size is reduced (a cursory mineralogical examination of each sample reveals any potentially deleterious phases).

- At the appropriate sodium hydroxide to sample ratio and optimum temperature, the operation is allowed to continue overnight. The process consists of dissolving the entire sample in a molten sodium hydroxide bath and typically recovering the +100 mesh residue.

- An important feature of their recovery system is the pouring of the melt through a large diameter, stainless steel screen to collect the residue. The screen and pot are leached sequentially with water then acid to dissolve the residual sodium hydroxide. Collection of the final dissolution residue from the leaching tub is also made on a stainless steel screen. Of note, all screens are dedicated to only the diamond programs and each of the screens is examined thoroughly before and after usage. Any flaws require immediate replacement of the screen.

- The spent caustic fraction is allowed to cool for 24 hours, is removed from the recovery vessel and drummed for recycling for outside industrial applications.

- After drying, the dissolution residue is split into three magnetic and non-magnetic fractions using the permanent magnet followed by the Frantz Isodynamic Separator. Extreme care is required as the non-magnetic, diamondiferous portion of the residue commonly amounts to no more than a few milligrams. The concentrate products are then submitted for microscopy.

- Very few minerals survive the harsh caustic attack, therefore weight reductions commonly exceed 99% of the initial sample weight. The high weight loss with optimum stone recovery is another major advantage of the caustic dissolution technique.

- Only highly resistant minerals such as diamond, graphite, moissanite, zircon, chromite and kyanite survive the caustic attack. Of note, partially dissolved indicator minerals including colorless to opaque spinel, garnet and ilmenite, as rounded relicts of original coarse grains, may occur in the dissolution residue.

- All diamonds are identified and described under the binocular microscope. All diamonds are stored in glass vials for shipment upon project completion. The +200 mesh diamonds are measured individually using the petrographic microscope and the octacarat values calculated using in-house software.

At the Saskatchewan Research Council laboratory:

- The kimberlite samples arrive and are taken off the truck into the sample treatment area, checked for any damage and logged into the system by the recording of the security tag numbers. If any damage is noted to either the bags or the tags, the client is notified.

- Samples are then removed from the containers, cleaned and dried at 105 degrees Celsius. The dried sample is weighed

- The sample is either left whole (as received) or crushed to ½ inch size. This is the client's choice. The smaller particles will dissolve faster but the crushing process may break diamonds. GGL has the sample crushed.
- Samples are then transferred to stainless steel pots which are placed in ovens, and the sample is fused in sodium hydroxide to yield a melt.
- Once the fusion melt is produced the melt is poured through a 0.106mm stainless steel screen into large pots. The screens are only used once.
- The material less than 0.106mm in size is packaged for shipment to locations requiring basic solutions as neutralizing agents.
- The material greater than 0.106 (crude residue) is transferred to another room where it is chemically treated to produce a clean residue.
- The cleaned residue is then screened at +/-0.106mm, +/-0.150mm, +/-0.300mm, +/-0.425mm, +/-0.600mm and +/-1.00mm. Any material below 0.106mm size fraction is discarded and the remaining fractions are microscopically examined for diamonds.
- 10 artificial diamonds of known sizes are placed in each batch before the fusion process begins as a recovery check.
- All diamonds are identified and described under the binocular microscope. All diamonds are stored in glass vials for shipment upon project completion.

The Author is not able to comment on the De Beers' microdiamond analysis process but feels both the Lakefield and Saskatchewan processes have met industry standards for the processing of routine microdiamond extraction from exploration level samples, and have recognized and attempted to keep to a minimum the losses attributed to standard attrition milling.

ITEM 16 DATA VERIFICATION

While operating programs, GGL has routinely collected duplicate till samples in the field, approximately one for every 50 samples taken. Results available to date suggest the barren samples are duplicating with nil to low numbers and that the samples rich in indicators are duplicating essentially the same results. Regarding the submission of "duplicate" samples, this is only a grossly practical verification technique when sampling till for indicator minerals. Indicator trains or fans leading to kimberlite bodies may contain samples returning less than five indicator grains and the sample is still considered anomalous. A duplicate sample taken from the same frost boil may return zero indicators – or 25 if the sample contained a "lucky" shovel load. De Beers did not collect duplicate samples, relying instead on the internal checks of their laboratories.

The laboratories used by GGL and De Beers have data verification procedures in place, although the Author is only able to comment on those willing to release the process information.

Regarding glacial till sample analyses for kimberlite indicator minerals and the microdiamond analyses, the Saskatchewan Research Council laboratory undertakes a number of verification checks (recorded and witnessed) as each sample moves through the laboratory. This ensures all

equipment and procedures are within the prescribed limits. There are additional checks in place where there is more of a human factor to the process, such as at the mineral picking stage. In this case a number of samples are re-picked by senior pickers and the senior pickers will also perform checks on each other as well. The laboratory will on occasion and with the company's permission send out selected samples for re-picking by other laboratories. In the microdiamond extraction area the same verification checks and controls are in place and have been inserted into the process description in the previous section. One key quality control is the insertion of ten artificial diamonds of known sizes into each batch before the fusion process begins as a recovery check. All diamonds recovered during the caustic fusion process are kept locked up until delivered to the client. In 2004 the Saskatchewan Research Council received its ISO/IEC 17025 accreditation by the Standards Council of Canada as a testing laboratory for specific tests (Scope of Accreditation No. 537).

At the Lakefield Research microdiamond analysis laboratory routine quality control tests are used to evaluate their procedure, both by spiking client samples with a variety of natural diamonds ("Congo Rounds") and easily identifiable, color treated synthetic diamonds. The lab also uses:

- blank samples to look for diamond and/or mineral indicator contamination. Recovery of the diamond spikes typically ranges from 97 to 100% (98.2% in 2002). The 2002 statistics showed an average of 1.18 indicator mineral grains carried over into the caustic soda blanks that are run between different clients' batches.
- A rigorous sample tracking procedure
- Dedicated screens and equipment for each sample
- Replacement of screens between each sample during sample processing
- Thorough washing and scrubbing of all sample containers
- Thorough cleaning of equipment used to prepare caustic residues between each processed sample
- Sandblasting of each kiln pot between clients projects to ensure the removal of any microdiamonds or indicator minerals
- Caustic dissolution residue is picked twice by separate diamond pickers.

With respect to the phases that the Author was able to review, given the extensive QA/QC and sample chain of custody program in place both in the field and at the laboratories the Author does not feel it is necessary to question the reliability of the results obtained. Regarding the proprietary and confidential processes at De Beers facilities the Author believes the internal data checking protocols followed by the De Beers group of companies ensures a database sufficiently free of errors.

ITEM 17 ADJACENT PROPERTIES

The De Beers/Mountain Province/Camphor Ventures' Gahcho Kue (Kennady) cluster of diamondiferous kimberlite pipes lies just eight kilometres northeast of the Doyle sill (Figure 2). The following information comes from the public domain, from company annual reports or from press releases. **The Author cannot verify this data and cautions the reader that the information is not necessarily indicative of the potential of mineralization on the Doyle Property.**

In an engineering study prepared for Mountain Province Diamonds Inc. in June, 2003, M.L.Thurston reviews the Gahcho Kue project. There are four main diamondiferous kimberlite pipes, the 5034, Hearne, Tuzo and Tesla, although only the first three pipes contain sufficient diamond content to allow a mineral resource estimation. The Tuzo has a circular plan view shape

and a surface area of about 1.4 hectares. The Hearne consists of north and south bodies with a total surface area of approximately 1.5 hectares. The 5034 kimberlite is more complex, with four known lobes and a total surface area of about 1.95 hectares. Rock type within these pipes varies from hypabyssal kimberlite to tuffisitic kimberlite breccia.

Reserves have been estimated in this engineering report as 14.0 million tons indicated at a grade of 1.7 carats per ton and 16.6 million tons inferred at a grade of 1.4 carats per ton.

Three other kimberlites occur to the north of the Property: Kelvin and Faraday (both approximately 16 kilometres northeast of the sill) and the MZ group (14 kilometres northwest of the sill). The Kelvin and Faraday occurrences are three kilometres apart and are part of a diamondiferous, steeply-dipping dyke system, possibly related to each other, trending in a southwest direction toward the Gahcho Kue pipes (and toward the Doyle sill). The Kelvin occurrence appears to have a width of at least 110 metres and may be a significant blow. The MZ is a complex of shallow-dipping sills, three out of four of which are diamondiferous.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

Not Applicable.

ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Not Applicable.

ITEM 20 OTHER RELEVANT DATA AND INFORMATION

Not Applicable.

ITEM 21 INTERPRETATION AND CONCLUSIONS

The Doyle Property lies within an area of northern Canada that is highly prospective for the discovery of diamondiferous kimberlite bodies. Just four kilometres to the north lies the Gahcho Kue cluster of kimberlite bodies, three of which are being developed by De Beers/Mountain Province/Camphor Ventures. These bodies are considered by De Beers as potentially economically viable and are currently undergoing a $25 million technical study (De Beers, 2004). The Doyle Property is completely surrounded by other companies and it is expected that continued exploration by all companies including GGL will discover other kimberlite bodies in the area.

It is generally understood kimberlite bodies tend to occur in clusters and that there may be a structural control in the general distribution of kimberlite in a field. In the area of the Doyle

property there is a clear relationship between the direction of the Doyle sill and the location of the Gahcho Kue cluster, as well as the Kelvin and Faraday occurrences.

GGL and De Beers have employed the standard systematic approach to diamond exploration used successfully by other companies in northern Canada: reconnaissance to detailed glacial till sampling, airborne geophysical surveys, target definition and drilling programs. Qualified contractors and laboratories have been used consistently and proper QA/QC methods were used during the collection and analysis of samples.

Kimberlite bodies can have many different geophysical characteristics and the Company continues to research and apply new geophysical interpretation methods and surveys, following up resulting anomalies with ground checks and drill programs. It should be kept in mind that kimberlite bodies in the area may be lacking indicator mineral trains completely, leaving their discovery entirely dependant on geophysical interpretation.

The Author noted during the review of data that eclogitic garnets may not have been picked in a number of the glacial till sampling programs, specifically those handled by De Beers. GGL should conduct a random audit of a limited number of heavy mineral concentrates of samples collected by De Beers on the Doyle property.

The Company should proceed to:

- Carry out grid-based core drill programs to further delineate the sill both down-dip and along strike for resource estimations. As at the MZ kimberlite complex to the north, the Doyle may have multiple intrusive layers. One deep hole per fence could be used to test the theory. The holes drilled to the west may actually begin to intersect a kimberlite sheet lying on top of the Doyle, one that may be contributing the chrome diopside indicators to the till train.

- Bulk test the Doyle sill at surface from a number of pits along its strike length, collecting approximately 20 tonnes of material for dense media separation tests.

- Investigate the "kimberlite muds" encountered in two drill holes at the north end of the sill near Tee Lake. These intersections indicate the potential for either a second parallel sill, a pipe or an offset of the original sill.

- Conduct an audit of the heavy mineral concentrates from all pre-2004 till sampling programs with the primary purpose of checking for eclogitic garnets and the secondary purpose of confirming the reliability of the data.

- Review the Doyle mineral indicator train and conduct infill sampling if warranted. There are strong indications the train may be masking dispersal from other kimberlite sources. Any counts of chrome diopside should be viewed as a separate train, as the sill itself is virtually devoid of that indicator mineral.

- Follow up known target areas with ground checks and core drill programs (Figure 10).

ITEM 22 RECOMMENDATIONS

The recommended work program consists of a bulk sample and grid-based core drill program on the Doyle sill (a series of five fences along the sill, each with five drill holes stepped out to approximately 500 metres down dip). GGL should also proceed to drill test individual targets on the property, review data in the area of the Tee Lake "kimberlite mud" occurrences, review the Doyle sill indicator train data, and conduct an audit of the pre-2004 heavy mineral concentrates.

Proposed Exploration Budget

Doyle Sill	
Core grid drilling program (4000m)	$1,400,000
20 tonne bulk sample, analysis	$350,000
Individual core drill targets (8-10)	$310,000
Train studies, "kimberlite mud" studies, HMA audit	$70,000
Laboratory analyses, drill programs	$100,000
Land administration/report writing/fees	$50,000
Total proposed budget	$2,280,000

It is the Author's opinion the Doyle Property has significant potential both in the continued delineation of the diamondiferous Doyle sill and in the discovery of new kimberlite bodies. The above budget is in keeping with expenditures necessary in this area of the Northwest Territories to carry out the proposed program.

ITEM 23 REFERENCES

Beals, P.L. (1994): Mineral deposits of the Slave Province, overlain on geological base map, EGS 1993-9, NWT Geology Division NAP, Yellowknife.

Bostock, H.S. (1970): Physiographic subdivisions in Canada; *in* Geology and Economic Minerals of Canada, R.J.W. Douglas (ed.); Geological Survey of Canada, Canadian Geological Report No. 1

Bowring, S.A., Williams, I.S. and Compston W. (1989): 3.96 Ga gneisses from the Slave Province, NWT, Canada. Geology 17, p 971-975

Butler, D.B. (2001): De Beers ground penetrating radar surveys, March – May 2001; Whytecliff Geophysics Ltd.

Chartier, T. (1996): Drilling activities on Doyle Lke project, LA claims during May to October, 1996; GGL Diamond Corporation files

Chartier, T. (1997a): Geological, geochemical and geophysical report in fulfillment of assessment requirements for work completed between dates September 1, 1994 to December 31, 1996; GGL Diamond Corporation files

Chartier, T. (1997b): Interim report on diamond drilling activities on LA 1-25 claims, Doyle Lake project, NWT, between the dates of April 8 to June 11, 1997; GGL Diamond Corporation files

CRC 2001 Canada Mining Regulations: Regulations respecting the administration and disposition of minerals belonging to Her Majesty in right of Canada under all lands forming part of the Northwest Territories (SOR/88-9, s.1) and various Orders in Council

Davidson, J.G. (1996): Lakefield research project no. 8901-012 interoffice memorandum discussing the caustic fusion procedure; GGL Diamond Corporation files

De Beers Canada Exploration (2004): Corporate newsletter; October 18, 2004

DIAND (1998): Exploration overview, mining, exploration and geological investigations, Northwest Territories; NWT Geology Division, DIAND

Dyke, A.S. and Dredge, L.A. (1989): Quaternary geology of the northwestern Canadian Shield; *in* Quaternary Geology of Canada and Greenland, R.J. Fulton (ed.); Geological Survey of Canada, Geology of Canada No. 1

Follinsbee, R.E. (1950): Geology, Walmsley Lake; GSC Map 1013A

Fraser, J.A. (1960): North-central District of Mackenzie, Northwest Territories; Geological Survey of Canada, Map 18 - 1960, scale 1:506,880

Fyson, W.K. and Padgham, W.A. (1993): Geology of the Slave Structural Province; EGS Map 1993-08

Garrie, D.G. (1996): Dighem survey for Monopros Limited, Doyle-1-96, Doyle Lake, NWT; GGL Diamond Corporation files

Golubev, Y.K. (1997): Interpretation of the quaternary geology in the Doyle Lake area, NWT; GGL Diamond Corporation files

Hardy, F. (2001): AK and Doyle large scale trends of indicators – De Beers internal memorandum; GGL Diamond Corporation files

Hoffman, P., Hall, L. (1993): Geology, Slave craton and environs, District of Mackenzie, NWT; GSC, open file 2559, scale 1:1,000,000

Hrkac, C. and Lisle, T. (1998): Confidential internal report on the results of the Doyle Lake project compilation; GGL Diamond Corporation files

Hrkac, C. (2003): Visit to the SRC indicator processing lab in Saskatoon; Interoffice Memorandum, October 29, 2003

Kjarsgaard, B.A. (1996): Slave Province kimberlites; *in* Searching for Diamonds in Canada, A.N. LeCheminant et al. (ed.); Geological Survey of Canada, Open File 3228, pp. 55-60

Knight, J. (1996): Preliminary internal report on the July 1996 sampling, Doyle Lake; GGL Diamond Corporation files

Knight, J. (2004): Confidential internal report on the 2004 geophysical and mineral anomaly checking, Doyle property; GGL Diamond Corporation files

Lisle, T.E. (1997): Report on diamond drilling program on the LA 1 to 25 mineral claims, Doyle Lake project, NWT; GGL Diamond Corporation files

Lisle, T.E. (1999): Report on diamond drilling program on the LA 1-25 mineral claims, Doyle project, NWT; GGL Diamond Corporation files

McClelland, M. (1999): Doyle Lake project 1999 ground magnetic surveys; GGL Diamond Corporation files

McKinlay, T. (2002): Summary of work on the Doyle property 2001-2002 - De Beers internal memo; GGL Diamond Corporation files

Mountain Province Diamonds Inc. website: www.mountainprovincecom

Northern Miner (2000): Kimberlites found at Ekati; Anonymous article, Dec 4 to 10, 2000

Poniatowski, B. (2001): Geological assessment report, glacial sediment sampling on the Doyle Lake claim block; GGL Diamond Corporation files

Poniatowski, B. (2003a): GGL joint venture annual report 2000; GGL Diamond Corporation files

Poniatowski, B. (2003b): GGL joint venture annual report 2001; GGL Diamond Corporation files

Rikhotso, C.T. and Delgaty, J. (2003): 2003 HQ core drilling program on the LA 29 mineral claim, GGL Doyle JV project, NWT; GGL Diamond Corporation files

Scott-Smith, B. (1997a): Geology of the Doyle Lake kimberlite sheet(s), NWT; Report No. SSP-97-1/3, GGL Diamond Corporation files

Scott-Smith, B. (1997b): Petrography of drill chips from the Doyle Lake kimberlite sheet(s), NWT; Report No. SSP-97-4/2, GGL Diamond Corporation files

SGS Lakefield Research Ltd. (2004): Microdiamond extraction, selection and description on samples submitted by De Beers, November 2003; GGL Diamond Corporation files

Thurston, M.L. (2003): Technical report 43-101F1, Gahcho Kue, Northwest Territories, Canada, an independent qualified person's review and technical report; Mountain Province Diamonds Inc., June 16, 2003

Thurston, M. (2004): Preliminary results for the Doyle sill, De Beers internal memorandum; GGL Diamond Corporation files

Van Breemen, O. and Henderson, J.B. (1988): U-Pb zircon and monazite ages from the eastern Slave Province, NWT; Geology Division, Indian and Northern Affairs Canada, EGS 1994-7, scale 1:500,000

Williams, A.C. (1997): Monopros Ltd. interpretation of the LA claims aeromagnetic survey, Doyle Lake joint venture; GGL Diamond Corporation files

ITEM 24 EFFECTIVE DATE AND SIGNATURE

Effective Date of Report March 23, 2005
Signed and Sealed this 23rd day of March, 2005

"Judith A Stoeterau"

Judith A. Stoeterau, P.Geol.

ITEM 25 ADDITIONAL REQUIREMENTS, DEVELOPMENT AND PRODUCTION PROPERTIES

Not Applicable.

ITEM 26 ILLUSTRATIONS


114°
112°
110°
108°
64°
62°
N
Ekati Diamond Mine
Diavik Diamond Mine
De Beers
Snap Lake
De Beers/
Mountain Province
Gahcho Kué
Doyle Property
YELLOWKNIFE
GREAT SLAVE LAKE
Kimberlite
Doyle Sill
Doyle Property

Figure 1 -- General Location Map
Doyle Property
GGL Diamond Corp March 2005
Projection: Longitude / Latitude (NAD 27)



-109.6 °
-109.5 °
-109.4 °
-109.3 °
-109.2 °
-109.1 °
-109 °
63.5 °
63.4 °
63.3 °
Faraday
Hobbs
Kelvin
MZ Complex
Gahcho Kué Project
Tuzo
5034
Hearne
Bob Camp
Sill
LA 1
LA 2
LA 3
LA 10
LA 11
LA 12
LA 13
LA 14
LA 15
LA 16
LA 17
LA 18
LA 19
LA 20
LA 21
LA 22
LA 23
LA 24
LA 25
LA 26
LA 27
LA 28
LA 29
LA 30
GGL Diamond Corp.
Figure 2
Mineral Claim Map
Doyle Property
March 2005
Kimberlite Rock


Proterozoic Rocks
Clastic/carbonate sedimentary rocks
Archean Rocks
Metavolcanic/metasedimentary greenstone rocks
Granite to granodioritic plutons, gneisses
Kimberlite
-115°
-114°
-113°
-112°
-111°
-110°
-109°
-108°
66°
65°
64°
63°
BHP Billiton Ekati
Diavik Diamond Mine
De Beers Snap Lake
De Beers/ Mountain Province Gahcho Kue
Doyle Property
Yellowknife
GGL Diamond Corp.
Project:
Office: Smithers
Declination: ~23°
Scale: 1:2000000
Figure 3
General Geology Map
Seahorse Property
1:2,000,000


DOY-03-197C
DOY-03-196C
DDH-DO-96-167
DDH-DO-96-169
DOY-03-177C
DDH-DO-96-168
DOY-03-182C
DOY-03-192C
DOY-03-198C
DDH-DO-96-170
DOY-03-179C
DOY-03-176C
DDH-DO-96-172
DOY-03-178C
DDH-DO-96-173
DOY-03-183C
DOY-03-184C
Tee Lake
DOY-03-185C
DDH-DO-96-171
DOY-03-186C
DOY-03-187C
DOY-03-188C
DOY-03-194C
DOY-03-181C
DOY-03-195C
DOY-03-189C
DDH-DO-96-166
DOY-03-180C
DDH-DO-96-174
DDH-DO-96-175
DOY-03-191C
DOY-03-190C
DOY-03-193C
Trace
Core drill hole
Drill-confirmed outline of kimberlite sill
GGL Diamond Corp.
Figure 4
Drill Holes
Doyle Sill Area
Projection: UTM Zone 12 (NAD 27 for Canada)

Figure 5
Doyle Sill Microdiamond Results
(core samples)

Totals	Kg		News Release Feb. 17, 2004 (Bottom Sieve Size (mm))								Total Stones	Wt (crts)
		0.074	0.105	0.150	0.212	0.300	0.425	0.600	0.850	1.180		
	84.5	51	64	34	17	9	1	0	1	0	177	0.01662 5

Results from SGS Lakefield Research Limited

Totals	Kg	News Release January 18. 2005 (Bottom Sieve Size (mm))								Total Stones	Wt (crts)
		0.105	0.150	0.212	0.300	0.425	0.600	0.850	1.180		
	37.95	11	9	17	1	0	1	1	0	40	0.0109

Results from Saskatchewan Research Council (Accreditation: ISO/IEC 17025)


LA 1
LA 2
LA 3
LA 10
LA 11
LA 12
LA 13
LA 14
LA 15
LA 16
LA 17
LA 18
LA 19
LA 20
LA 21
LA 22
LA 23
LA 24
LA 25
LA 26
LA 27
LA 28
LA 29
LA 30
60326.9
60258.9
60211.4
60175.2
60147.3
60123.9
60101.2
60080.2
60062.0
60044.5
60028.9
60013.7
59999.5
59985.7
59971.8
59957.2
59940.9
59920.1
59884.4
nT
1995 Peregrine
Airborne Surveys
GGL Diamond Corp.
Figure 6
Airborne Magnetic
Surveys
Doyle Property


8304.9
8284.1
8281.5
8281.2
8280.8
8280.5
8280.2
8279.9
8279.6
8279.2
8278.9
8278.6
8277.8
8264.3
8017.4
6755.8
4779.7
3486.1
2688.2
ohm-m
GGL Diamond Corp.
Project:
Date:23/3/2006
Author: Morgan Hile
Figure 7
Airborne Electromagnetic
Surveys (7200Hz)
Doyle Property
Declination: +23°



-109.6 °
-109.5 °
-109.4 °
-109.3 °
-109.2 °
-109.1 °
-109 °
63.4 °
63.3 °
N
LA 1
LA 2
LA 3
LA 10
LA 11
LA 12
LA 13
LA 14
LA 15
LA 16
LA 17
LA 18
LA 19
LA 20
LA 21
LA 22
LA 23
LA 24
LA 25
LA 26
LA 27
LA 28
LA 29
LA 30
Geophysical Anomalies
Ground Checked
Not Ground Checked
GGL Diamond Corp.
Figure 8
Geophysical Anomalies
Doyle Property


-109.6 °
-109.5 °
-109.4 °
-109.3 °
-109.2 °
-109.1 °
-109 °
63.4 °
63.3 °
N
Heavy Till Samples
20 litres
10 litres
GGL Diamond Corp.
Project:
Scale: 1:125000
Figure 9
Glacial Till Sample Locations
Doyle Property


-109.6 °
-109.5 °
-109.4 °
-109.3 °
-109.2 °
-109.1 °
-109 °
63.4 °
63.3 °
N
DO97-A045
DO97-A078
DO97-A047
DO97-A059
DO04-A200
LA 11
Heavy Till Sample Results
670
335
67
Garnets
Ilmenites
Diopsides
Spinels
GGL Diamond Corp.
Figure 10
Kimberlite Indicator Minerals
Doyle Property



-109.6 °
-109.5 °
-109.4 °
-109.3 °
-109.2 °
-109.1 °
-109 °
63.4 °
63.3 °
N
See Figure 4
Drill Holes
Core
Reverse Circulation
Ground Geophysics Surveys
Survey
GGL Diamond Corp.
Figure 11
Drill Hole Locations
General Exploration
Doyle Property

APPENDIX I – LIST OF CLAIMS

Doyle Property

Claim Name	Claim Number	Acreage	NTS	Territory	Record Date	Status
LA 1	F51163	2386.99	75N/06	NWT	Jan 16, 1995	Active
LA 2	F51164	2582.50	75N/06	NWT	Jan 16, 1995	Active
LA 3	F51165	2582.50	75N/06	NWT	Jan 16, 1995	Active
LA 10	F51172	2582.50	75N/06	NWT	Jan 16, 1995	Active
LA 11	F51173	2582.50	75N/06	NWT	Jan 16, 1995	Active
LA 12	F51174	852.50	75N/05	NWT	Jan 16, 1995	Active
LA 13	F51175	824.08	75N/05	NWT	Jan 16, 1995	Active
LA 14	F51176	447.87	75N/05	NWT	Jan 16, 1995	Active
LA 15	F51177	778.37	75N/06	NWT	Jan 16, 1995	Active
LA 16	F51178	852.50	75N/06	NWT	Jan 16, 1995	Active
LA 17	F51179	852.50	75N/06	NWT	Jan 16, 1995	Active
LA 18	F51180	852.50	75N/06	NWT	Jan 16, 1995	Active
LA 19	F51181	852.50	75N/06	NWT	Jan 16, 1995	Active
LA 20	F51182	852.50	75N/06	NWT	Jan 16, 1995	Active
LA 21	F51183	852.50	75N/06	NWT	Jan 16, 1995	Active
LA 22	F51184	852.50	75N/06	NWT	Jan 16, 1995	Active
LA 23	F51185	852.50	75N/06	NWT	Jan 16, 1995	Active
LA 24	F51186	895.10	75N/06	NWT	Jan 16, 1995	Active
LA 25	F51187	852.50	75N/06	NWT	Jan 16, 1995	Active
LA 26	F51188	2386.99	75N/06	NWT	Mar 3, 1995	Active
LA 27	F51189	2582.50	75N/06	NWT	Mar 3, 1995	Active
LA 28	F51190	2582.50	75N06	NWT	Mar 3, 1995	Active
LA 29	F51193	2582.50	75N/06	NWT	Mar 3, 1995	Active
LA 30	F51194	2582.50	75N/06	NWT	Mar 3, 1995	Active
		36904.40				

APPENDIX II - STATEMENT OF QUALIFICATIONS

I, Judith A. Stoeterau, of Calgary, Alberta, Canada do hereby certify:

a) I am registered with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Member No. L1488).

b) I am a graduate of the University of Manitoba, Winnipeg, Manitoba, with a Bachelor of Science (Geology) degree, 1973. I have been employed in the mineral exploration industry and have practiced my profession since graduation.

c) I certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

d) I most recently visited the subject property and reviewed the sample holding facilities at Yellowknife, NWT in the spring and summer of 2004.

e) I am responsible for the technical report, which has been prepared using the data summarized in the References section of this report. I have had direct involvement in diamond exploration programs in the Northwest Territories and Nunavut, and more specifically in the area of the subject property, and this experience has been used to supplement the technical reports and published data reviewed.

f) I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, and which the omission to disclose would make the technical report misleading.

g) I am not independent of GGL Diamond Corporation, having worked for that company during the past year as a consultant and having been granted a share option package.

h) I have read NI 43-101 and Form 43-101F1 and this technical report has been prepared in compliance with that instrument and form.

i) I consent to the use of this report by GGL Diamond Corporation for the purpose of complying with the requirements set out in NI 43-101 for completing Annual Information Forms and/or Management Discussion and Analysis papers, and for submission to SEDAR for electronic filing.

"Judith A. Stoeterau"

Judith A. Stoeterau, P.Geol.
Signed and Sealed at Calgary, Alberta, this 23rd day of March, 2005

Exemption No. 82-1209.

Judith A. Stoeterau, P.Geol.
3 Canso Green SW
Calgary, Alberta T2W 3B1

April 13, 2005

TSX Venture Exchange
650 West Georgia Street
Suite 2700, P.O. Box 11633
Vancouver, BC V6B 4N9

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
Vancouver, BC V7Y 3C4

Alberta Securities Commission
400, 300 5th Avenue S.W.
Calgary, AB T2P 3C4

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Dear Sirs,

RE: GGL Diamond Corp. (the "Issuer")
Technical Report on Exploration Activities on the Doyle Property

---

1. I confirm that I, Judith A. Stoeterau, P.Geol., of 3 Canso Green SW, Calgary, Alberta T2W 3B1 have prepared a Technical Report entitled "Exploration Activities on the Doyle Property" dated March 23, 2005 for the Issuer with respect to the Doyle Property (the "Report");

2. I consent to the use of extracts from or a summary of the Report in the Issuer's Management's Discussion and Analysis for the financial year ended November 30, 2004 ("MD&A");

3. I have read the relevant sections of the MD&A relating to the exploration information and the recommended program for the Doyle Property and with respect to any part of the disclosure in the MD&A purporting to be made on my authority, or to be a copy of or an extract from the Report, I have, after reasonable review, reasonable ground to believe and do believe that the relevant part of the MD&A relating to the Doyle Property is a fair and accurate representation of the Report;

4. I hereby consent to the filing of the Report in the public files with the British Columbia Securities Commission and the Alberta Securities Commission and to its use for obtaining any required regulatory acceptance or approvals in connection with the Property which is the subject matter of the Report.

Yours truly,

Judith Stoeterau, P.Geol.

REGISTERED PROFESSIONAL GEOLOGIST
Apr 13/05
J.N. STOETERAU
LICENSEE
NWT/NU

Exemption No. 82-1209

Technical Report
43-101F1

Exploration Activities on the Seahorse Property

(NTS Mapsheet 76D/6)
Centered at Latitude 64° 26' N, longitude 111° 10' W
Northwest Territories Mining District

Dates of work:
June 2000 through October 2004

Prepared for:
GGL Diamond Corporation

Prepared by:
Judith A. Stoeterau, P.Geol.
March 23, 2005

ITEM 2 TABLE OF CONTENTS

List of Illustrations

ITEM 3 SUMMARY

The Seahorse Property (the "Property") comprises 25 mineral claims located in the Northwest Territories of Canada, approximately 265 kilometres northeast of Yellowknife and just 40 kilometres southwest of Canada's two producing diamond mines, Ekati and Diavik in the Lac de Gras area. The Property is centered at latitude 64° 26' N, longitude 111° 10' W.

The Property is located within the Slave Craton of northern Canada. The dominant rock type of the area is granite to granodiorite gnesses with rare volcanosedimentary sequences. The Property was staked to explore for diamondiferous kimberlite deposits. To date kimberlite is the most common rock type to host diamonds and the deposits found to be diamondiferous are notably spatially related to Archean cratons. Initial economic discoveries were in the central Slave area (Ekati and Diavik mines) and in the south-central Slave area (Snap Lake and Gahcho Kue properties). There are three kimberlite pipes on the GGL Property, the Rainier, Shasta and Adams. Core samples from the Rainier pipe returned two microdiamonds.

The Property was registered with the Mining Recorder in 2000 and 2002. This report is a review of the diamond exploration programs conducted on the Property from 2000 to 2004, specifically a combination of glacial till sampling for kimberlite indicator minerals, airborne magnetic/electromagnetic surveys, core drill hole programs and microdiamond analysis of core from the three kimberlite pipes discovered. Recommendations are made to investigate the targets defined by these programs with ground surveys and core drill programs.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

The author was retained by GGL Diamond Corporation ("GGL") to complete a review of the Seahorse Property ("Property") in the Northwest Territories, Canada. This review was prepared in accordance with National Instrument 43-101 (Standards of Disclosure for Mineral Projects). The author is a qualified person and worked on the Property during the spring and summer of 2004. The author has worked on a number of properties in this area of the Bear and Slave cratons and is familiar with the exploration procedures and logistics, as well as the potential of the area to host kimberlite bodies.

This report is a summary of the 2000 to 2004 exploration programs conducted by GGL, specifically a combination of airborne magnetic/electromagnetic surveys, glacial till sampling for kimberlite indicator minerals, core drill hole programs and microdiamond analysis of core from the three kimberlite pipes discovered.

A review of the current claim status as posted by the Northwest Territories Mining Recorder's office onto their website lists the Property claims as active and owned by GGL Diamond Corp. A legal title search in regard to these claims was not completed. The Author has worked for GGL as a consultant in the past year and holds options on the Company stock and thus is not considered an Independent Person.

ITEM 5 DISCLAIMER

The author has relied upon the technical reports written by GGL during the 2000 to 2004 exploration period. The programs and reports were carried out under the guidance of a number of qualified people, each of whom will be mentioned in the appropriate section. The Author is confident that the personnel in charge and the Quality Assurance and Quality Control (QA/QC) programs in place both in the field and at the laboratories ensure an analytical system sufficiently free of errors

The author has also relied upon GGL corporate files, published reports on file with Indian and Northern Affairs Canada (INAC) and public communications by various companies in press releases, reports and presentations.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Property is located in the Northwest Territories of northern Canada approximately 265 kilometres northeast of Yellowknife in the Lac de Gras exploration area (Figure 1). The claims are centered around NTS latitude 64° 26' N, longitude 111° 10' W. The Property is made up of 25 contiguous mineral claims totaling 59,397.50 acres (24,037.35 hectares), presently in good standing. A complete list of mineral claim numbers and locations are included in Figure 2 and Appendix I. All claims are owned 100% by GGL and the Author is unaware of any agreements or encumbrances on the Property.

To retain mineral claims in the Northwest Territories work must be performed at the rate of $2 per acre per year up to a ten year maximum. At that point the claims are either taken to lease or relinquished. The mineral claims are presently registered in the name of GGL Diamond

Corporation. The claims were initially registered with the Northwest Territories Mining Recorder on April 6, August 2 and September 7 of 2000 and June 6, 2002. The assessment due dates are on the dates of record for each year up until the tenth year. At that time, if the claims are in good standing a decision will have to be made to take them to lease or allow them to lapse.

On the Property there are three kimberlite pipes discovered by GGL in 2002, the Rainier, Shasta and Adams. Core from the Rainier returned two microdiamonds. As there was only one hole on each pipe the dimensions of these bodies have not been defined.

The Author is not aware of any environmental liabilities to which the property is subject. Indian and Northern Affairs Canada and the Mackenzie Valley Land and Water Board administer land use in the region. GGL has acquired all permits necessary to carry out the ground exploration programs.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,

INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the claim area is by ski or float equipped fixed wing aircraft or helicopter. The closest airbase is at Yellowknife, 265 kilometres to the southwest. The exploration work described in this report was helicopter supported from the Treeline Lodge, a permanent commercial camp located at the old mine site of Salmita on Mathews Lake, approximately 50 kilometres south of the claim. The nearest useable landing strips available to wheeled aircraft are gravel runways at Salmita, the Diavik mine site approximately 60 kilometres northeast of Salmita, and the Ekati mine site approximately 85 kilometres north northeast of Salmita. An ice road is usually open from late January to early March, varying according to the weather conditions and the useage requirements of each year. The road starts at Yellowknife and ends at the Lupin Mine to the northeast and on the way crosses Mackay Lake just to the south of Salmita. This facilitates the mobilization of fuel and supplies to the lodge at Salmita, as trucks can travel up the ice road then north across Mackay and Mathews Lakes to Salmita.

The Property lies within the Barrenlands of the Bear-Slave Upland physiographic zone of the Canadian Shield (Dyke and Dredge, 1989). The area is north of the present-day tree line. Rolling ridges separated by muskeg and lakes characterize the topography. Between the bedrock exposures and the numerous lakes and streams lies a layer of till with the accompanying eskers, fans, moraines and outwash plains. On this a fragile community of low shrubs (potentilla, willow, birch), grasses, lichen, moss, berry plants (bearberry, blueberry, cranberry, crowberry), Labrador tea and cotton grass exist where possible, especially within crevasses and depressions and along stream paths.

Elevation in the area varies from 450 to 500 metres above sea level. The properties lie north of the line of continuous permafrost (Dyke et al., 1989). During the summer temperatures are moderate, to 25°C in midsummer, and during the winter temperatures can plunge to -40° to -50°C with intense wind chill factors. Much of the annual snowfall (averaging one metre) occurs during the spring and fall storms. The barren ground caribou (Bathurst herd)) move into the area and are the primary game animal from spring to late summer and fall. Grizzly bears, wolves, foxes, hares, raptors, ground squirrels, ptarmigan and grouse are present year round. Fish including whitefish and lake trout populate the lakes and rivers, as well as waterfowl.

ITEM 8 HISTORY

Prior to 1991, the Lac de Gras area experienced very little to no mineral exploration, the only surveys being limited to government funded geological mapping and aeromagnetic studies. However in 1991 the announcement of a diamondiferous kimberlite at Point Lake by Dia Met Minerals Ltd. triggered one of the largest staking rushes in the history of the territories. Results to date indicate there have been over 200 kimberlites discovered in the region with approximately 20% of them diamondiferous.

At the start of this rush a number of companies including De Beers Canada Exploration Inc. (formerly Monopros Canada Ltd), Caledonia Mining Limited, Diamondex Resources Ltd. (formerly Winspear), Kennecott Canada Exploration and Ashton Mining Ltd. acquired and explored much of the area around the Property. Work conducted by these companies included a limited amount of till sampling for heavy mineral indicator minerals and airborne magnetic/electromagnetic surveys at 150 to 250 metre line spacing. No kimberlites were discovered and the claims were allowed to lapse.

ITEM 9 GEOLOGICAL SETTING

The Property is located in the central part of the Slave Craton, a large body of Archean granite – greenstone terrain made up typically of 2.7 to 2.67 billion year old metavolcanic and metasedimentary rocks extensively intruded by granitic to granodioritic plutons between 2.7 to 2.58 billion years old (van Breemen et al., 1988). The oldest rocks of the Slave Craton are small remnants of felsic gneisses 2.8 to 3.2 billion years old and the Acasta gneisses 3.6 to 4.0 billion years old in the western part of the Craton (Beals, 1994 and Bowring et al., 1989). This Craton extends from the Great Slave Lake northwards to the Coronation Gulf. Three main rock assemblages have been identified within the Craton: an early assemblage of geisses, granites and quartz arenites; the Yellowknife Supergroup metasedimentary rocks including greywackes, pelite, quartzite, iron formation and marble, with lesser metavolcanics; and a younger assemblage of clastic sediments and granites (Fyson and Padgham, 1993). The generalized geology of the Slave Craton is shown in Figure 3.

In the area of the Seahorse Property granite and granitic gneisses are the dominant rock type, with lesser amounts of quartz diorite to diorite gneisses. Regionally these rocks have been cut by sets of dykes. The predominant set is a series of distinct northwest to north-northwest trending linear magnetic highs considered to represent the 1.2 billion year old Mackenzie dyke swarm. Two other sets occur in the area, the Lac de Gras set (2.0 billion years) striking north-northeast and the Mackay set (2.2 billion years) striking east and east-northeast. All of these diabase dykes rarely outcrop and are more easily mapped using airborne geophysics as they appear as prominent linear magnetic highs. This "background noise" has the unfortunate effect of making the interpretation of possible kimberlite targets much more complicated.

Although multiple advances of glaciation took place over this area of the Canadian Shield, the final phase removed all previous till and laid a final thin till veneer over most of the area . This veneer of basal till ranges in thickness from one to ten metres and was deposited by the Late Wisconsin Laurentide ice sheet which retreated approximately 10,000 to 7,000 years ago. Bedrock outcrops present in areas of thin till cover tend to show a northwest to westerly elongation in plan view. Striae measurements taken during field work indicate dominant ice flow

movement towards the northwest to north-northwest although older ice directions have been measured to the southwest and west. Permafrost occurs two to three metres below the surface.

ITEM 10 DEPOSIT TYPES

Exploration on the Property has been exclusively focused on discovering diamond deposits. Diamonds are stable at the high temperatures (900° to 1150°C) and pressures that exist 150 to 200 kilometres below the surface of the earth, in the upper mantle. They occur in harzburgite and eclogite, together with pyrope and eclogitic garnets, chrome diopside, ilmenite, olivine and chromite, all of which are useful "indicator minerals" in the exploration process.

The ancient cratons of the world, including the Slave Craton, provide the deep keel that extends well into the mantle horizon where it is stable and the conditions favorable for the formation of harzburgite and eclogite. At these depths the carbon monoxide rich, highly volatile kimberlites (and related rocks such as lamproites) form and on their way to the surface pass through the diamond-bearing layers, incorporating and transporting pieces of these mantle "xenoliths" to the surface. Within the Slave Craton, as a general rule, the pipes near the center of the craton tend to be younger in age (Cretaceous to Tertiary) while the pipes near the edges and flanking the craton tend to be older although age date information has not been released to the public for the majority of occurrences.

Glaciation in northern Canada removed the visible signs of these eruptions. However, in doing so it left a trail of the above mentioned "indicator minerals" down-ice from each occurrence. This is the first stage of exploration taken by geologists while searching for diamond deposits. By till sampling on a reconnaissance basis, they can begin to focus on areas containing kimberlite indicator mineral counts. At that point a land position is usually acquired and airborne geophysical surveys conducted. Kimberlite bodies can either be magnetic highs, lows or neutral, but will usually present some form of anomaly to the geophysicist. The bodies also tend to be electromagnetic highs, or resistivity lows, reflecting the relatively thick layer of clays that form on top of the easily weathered kimberlitic rock.

ITEM 11 MINERALIZATION

There are three kimberlite pipes on the Property on mineral claim CH 53: the Rainier, Shasta and Adams. Each body was intersected in September, 2002 by only one drill hole thus information on the size, shape and internal structure is not known. Core samples from the three drill holes were analysed and the Rainier pipe returned two microdiamonds, considered not significantly diamondiferous. The Shasta and Adams pipes returned no diamonds.

ITEM 12 EXPLORATION

Introduction

Exploration for diamondiferous kimberlite deposits in northern Canada begins with two main tools: glacial till sampling for kimberlite indicator minerals and airborne magnetic/ electromagnetic geophysical surveys. Glacial till sampling surveys look for kimberlite indicator minerals left behind after the glaciers have scoured the land. Kimberlites contain certain rare minerals that are not found in the surrounding rocks of northern Canada. These unique minerals,

called indicators (pyrope garnets, ilmenites, chrome diopsides, eclogitic garnets) are discovered through the till sampling process, and a plot of the indicator occurrences will lead the exploration crews into the prospective areas.

An airborne geophysical survey is flown and geophysicists experienced in kimberlite exploration analyze the resulting data looking for the characteristic elliptical or circular shape of an anomaly, the anomaly itself being either a magnetic high or low, or possibly just a slight variation in the magnetic field. Electromagnetic responses tend to overlie and mimic the shape of the magnetics and tend to be "electromagnetic highs" reflecting the conductive nature of the altered, clay-rich cap on top of most kimberlite bodies.

Once a target is defined, it is ground-checked by geophysicists and geologists, and if it still remains unexplained it is drill-tested. If kimberlite is intersected the core (or rock chips if a reverse circulation drill system is used) is described by qualified kimberlite geologists and then a portion of each intersection undergoes microdiamond analysis to assess the presence or absence of diamonds. If there are diamonds in sufficient quantities to encourage further drilling then the companies will take enough samples to allow for a "bulk sample", an exploration method of analyzing larger batches of material for diamond content.

Exploration work conducted by GGL during the period from 2000 to date comprised three airborne geophysical surveys, glacial till sampling surveys for heavy mineral analyses and core drill programs. Successful intersection of the three pipes was followed by microdiamond analyses by caustic fusion. Exploration of the Property is ongoing and the maps presented with this report demonstrate the current knowledge of the exploration potential of this area.

Airborne Geophysical Surveys

GGL conducted three airborne geophysical surveys over the Property, in 2001, 2003 and 2004. In June, 2001 a heli-borne magnetic/electromagnetic survey was carried out over the Property by Fugro Airborne Surveys Corp. (Mississauga, Ontario). The company collected magnetic, electromagnetic and resistivity data using their DIGHEM$^{V\text{-}DSP}$ system. Ancillary equipment consisted of a magnetometer, radar and barometric altimeters, video camera, analog and digital recorders, and an electronic navigation system. Instrumentation was installed in an AS350BA turbine helicopter provided by Questral Helicopters Ltd. Lines were flown every 50 metres in an azimuthal direction of 090°/270° with a sensor height of approximately 20 metres. A GPS electronic navigation system ensured accurate positioning of the data onto topographic base maps. Chris Hrkac, B.Sc., consultant for GGL was on site to conduct the in-field review of the data both to ensure contract specifications were followed and to assess the field data for kimberlite targets.

From August 17 to September 12, 2003 and from May 22 to June 14, 2004, Fugro Airborne Surveys Corp. (Mississauga, Ontario) collected magnetic, electromagnetic and resistivity data using a high sensitivity heli-borne magnetometer with a ground base station magnetometer and a Resolve EM system. The airborne instruments are housed in a bird with an optimum terrain clearance of 20 metres. Ancillary equipment also included a radar altimeter, video camera, analog and digital recorders, and an electronic navigation system. The instrumentation was installed in an AS350BA turbine helicopter provided by Great Slave Helicopters. Lines were flown every 50 metres (2003) and 60 metres (2004) in an azimuthal direction of 090°/270°.

Geophysical data was recorded at a rate of ten points per second giving measurements approximately every four metres along the line. Chris Hrkac, B.Sc., consultant for GGL was on site to conduct the in-field review of the data both to ensure contract specifications were followed and to assess the field data for kimberlite targets.

Data from these surveys are shown in Figures 4 and 5 and a selection of the resulting targets requiring ground checks are presented in Figure 6.

Glacial Till Sampling

During the 2000 to 2004 summer field seasons 521 glacial till samples were collected from the Property. The sample locations and heavy mineral indicator results have been included in this report as Figures 7 and 8.

During the 2000 and 2001 summer seasons glacial till samples were collected from the property under the guidance of John Knight, M.Sc., P.Geol. and Dr. Felix Kaminsky, P.Geol. The samples were spaced 250 metres apart along lines perpendicular to the ice direction and approximately 3.5 kilometres apart. To speed turnaround time, GGL had till samples processed in the field by KM Diamond Exploration Ltd. (Dr. Felix Kaminsky). This was carried out by a combination of washing, screening, desliming and panning, followed by laboratory processing of the resulting concentrate at Dr. Kaminsky's Mineralogical Laboratory at the Institute of Diamonds in Moscow, Russia. The final process of picking kimberlite indicator minerals was done by either the KM Diamond Laboratory in Moscow or by John Knight, M.Sc., P.Geol. in Smithers, B.C. As a check on these procedures a series of duplicate samples were collected and shipped directly to the SRC laboratory in Saskatoon for full processing. The laboratory data indicated the field processing generally yielded lower counts of indicator minerals. GGL acknowledged this and "in-field processing" was discontinued. All samples were processed under laboratory conditions.

During the period of June 5 to August 15, 2002 glacial till samples were collected from the Property under the guidance of John Knight, M.Sc., P.Geol. Most of the samples during this program were spaced 150 to 300 metre along lines perpendicular to the dominant ice direction. Samples were sent to the Saskatchewan Research Council laboratory in Saskatoon, Saskatchewan for heavy mineral analyses.

During the summers of 2003 and 2004 glacial till samples were collected from specific target areas on the property under the guidance of John Knight, M.Sc., P.Geol. and sent to the Saskatchewan Research Council laboratory for heavy mineral analyses. During the 2004 phase the Author was present in the field to witness the sample collection and transportation methods of GGL and feels that under the guidance of John Knight, P.Geol. there is a strong attention paid to QA/QC during the process, both in the field and at the Yellowknife facilities of GGL.

ITEM 13 DRILLING

Three separate core drill programs were carried out on the Property, one hole on claim CH2 in March, 2001, three holes on claim CH53 in September, 2002 and two holes on claim CH 75 in April, 2003. The programs were designed to test airborne geophysical targets and were carried out under the guidance of Tom Lisle, B.Sc., P.Eng. The identification of kimberlite was

confirmed by Dr. Roger Mitchell, Petrologist. It is the Author's opinion the programs were carried out with the proper QA/QC procedures in place. All drill hole locations are shown in Figure 9.

The 2002 program of three holes was successful in discovering three kimberlite bodies. All three holes were drilled to test strong positive magnetic anomalies (Figure 10). The anomalies are roughly circular to oval with diameters in the order of 150 to 250 metres. There is no response in the electromagnetic data. The three anomalies trend along 1.3 kilometres in a northwest direction, a common lineament attitude for the area. The following gives a brief summary of the kimberlite rock intersected in each of these holes.

Core Drill Hole CH-02-08 (Rainier)
This hole was drilled at an azimuth of 287° and a dip of -45°. Kimberlite was intersected from 88.17m to 177.8m resulting in 89.63m of kimberlite core. The core was described in the field as a macrocrystic flow banded hypabyssal kimberlite. Consulting petrologist Dr. Roger Mitchell reviewed a specimen and from thin section work classified the rock as a hypabyssal spinel phlogopite serpentine kimberlite. He further noted the texture and lack of macrocrysts in the specimen suggested the rock is a hypabyssal minor intrusion that has undergone flow differentiation.

Core Drill Hole CH-02-09 (Shasta)
Drilled in a true north direction and a dip of -45°, this hole encountered kimberlite from 37.85m to 70.52m and from 92.05m to 116.45m with small kimberlitic layers in between the two zones. The core was described in the field as sparsely macrocrystic hypabyssal kimberlite.

Core Drill Hole CH-02-10 (Adams)
Drilled at an azimuth of 311.3° azimuth and a dip of -45°, this hole encountered kimberlite from 113.10m to 147.20m, 151.23m to 157.75m, and 221.97m to 222.14m. The core was described in the field as being similar to the Shasta core.

ITEM 14 SAMPLING METHOD AND APPROACH

During the till sampling programs unconsolidated glacial till samples were collected where possible from active frost boils, glaciofluvial material and eskers. The top layer of vegetation and soil was scraped off to expose the till below. Samples were either collected along a fence line pattern to methodically test claim areas or collected both up and down the ice direction from a known geophysical anomaly in an attempt to assess its potential.

During the summers of 2000 and 2001, the KMD process of Dr. Felix Kaminsky, P.Geol. was used. A washing and screening plant was set up at the Treeline Lodge base camp where 20 or 30 litre samples were washed and screened to recover the -2mm (less than 2mm) sized fraction. This product was then de-slimed to remove the clay material, leaving a residue of approximately three to five litres. Dr. Kaminsky then used his "Russian pan" to pan the residue down. This is a rectangular pan that is moved back and forth to wash off the light material. The process concentrated the heavy minerals down to about 200 to 300 grams, rarely to 1000 grams. This heavy concentrate was then shipped via bonded courier to the KM Diamond Laboratory in Moscow, Russia for further processing.

It is the Author's opinion the above method introduces to a greater extent the question of sampling bias, both in the variations of the original litres of material collected and in the ability of the "in-field" processing to treat every sample equally, by every worker, over the length of a field season and from season to season. This method works very well when a company is conducting reconnaissance surveys in new territory and needs a quick turnaround of data, but not when rigorously sampling a group of mineral claims. GGL also realized this and changed to a more conventional approach in 2002.

Samples taken during the summers of 2002 to 2004 were sent to the Saskatchewan Research Council laboratory for processing. Each sample consisted of a volume of 20 litres of material and was placed into 6-mil poly ore bags (transparent heavy plastic) measuring either 18 inches by 24 inches or 24 inches by 36 inches, accompanied by a waterproof tag bearing a unique sample number. The bag was sealed with single use, locking zap straps then placed inside a woven plastic rice bag which was again sealed with a single use locking strap. The sample number was also handwritten on the side of the rice bag with a waterproof marker.

Every sample was described according to glacial sediment type, color consistency, quality of sample and location data such as terrain and dominant bedrock lithology. All data were recorded on sample cards. The position of each site was measured using a hand held Global Positioning System (GPS) unit where each reading was post-processed for approximately two minutes and corrected against a base station located in Yellowknife. As a result each sample site location reported is accurate within one metre. Glacial striae measurements were taken when noted.

During the 2000 to 2001 seasons the collection process was overseen by John Knight, M.Sc., P.Geol. and Dr. Felix Kaminsky, P.Geol., both consultants to GGL. During the 2002 to 2004 field seasons the collection process was overseen by John Knight, M.Sc., P.Geol., consultant to GGL. Although only able to be present during the 2004 season, it is the Author's opinion that in both styles of exploration best efforts were made to sample the proper medium and that proper in-field and transportation sample handling procedures were followed.

ITEM 15 SAMPLE PREPARATION, ANALYSES AND SECURITY

The till samples were sent to two main laboratories throughout the exploration seasons: the KM Diamond Laboratory (operated by Dr. Felix Kaminsky, P.Geol.) in Moscow, Russia and the Saskatchewan Research Council laboratory in Saskatoon, Saskatchewan. Both laboratories were not ISO certified during the 2000 to 2003 programs. In 2004 the Saskatchewan Research Council received its ISO/IEC 17025 accreditation by the Standards Council of Canada as a testing laboratory for specific tests (Scope of Accreditation No. 537).

Processing the glacial till samples at the KM Diamond Laboratory involved the following procedures:

- Screening the samples into +1mm and -1mm sized fractions
- Heavy medium separation of the -1mm size fraction and fractionation of the heavy minerals
- Paramagnetic separation of -1mm heavy fraction into magnetic, paramagnetic and non-magnetic fractions

- Weighing all of the fractions and screening of each fraction into -1+0.5mm, -0.5+0.25, -0.25+0.1mm and -0.1mm size classes
- Mineralogical analysis and picking of pyrope garnet, chrome spinel, chrome diopside, olivine and picroilmenite grains (the Author notes eclogitic garnets were not picked)
- Visual examination and morphological description of indicator grains
- Probing of indicator grains

Recovered indicator minerals from this process were separated into four size categories: ultrafine (+0.1mm-0.25mm), fine (+0.25mm-0.50mm), medium (+0.50mm-1.00mm) and coarse (+1.0mm). GGL did not conduct a review of the facilities and thus the Author is not able to comment on the quality assurance /quality control measures in place.

The analytical procedures at the Saskatchewan Research Council laboratory used by GGL in 2002-2004 for heavy mineral analyses of the glacial tills are more transparent. Chris Hrkac, B.Sc., consultant for GGL was able to tour the Saskatoon facilities (2003) and conduct a review of the procedures. The following is taken from his report.

The till samples shipped to the Saskatchewan Research Council were treated by a process of desliming, screening and magnetic separation to produce magstream concentrates for kimberlite indicator mineral picking.

- Samples are received and checked for damage (reported if noted). The samples are then transferred from the bags into labeled white 20 litre buckets, weighed and recorded in a book. The batch and number sequence is maintained throughout the process.

- The samples are put into a paint shaker with water and calgon for disaggregation.

- Each sample is then poured into the SWECO screens where the oversize (+1.00mm) and undersize (-0.18mm) is removed leaving the -1.00+0.18mm MWT fraction. The oversize and undersize from these screens are bagged, labeled and stored in the white buckets.

- The MWT -1.0+0.18mm fraction is transferred to a labeled stainless steel container and weighed.

- This fraction is then put on a shaker table where the organics float off and a crude concentrate is formed. The table lights are bagged and labeled and put in the white buckets with the oversize.

- The heavy concentrate is placed back into the steel container and dried.

- The dried sample is then placed in the Perm Roll to split the magnetic and nonmagnetic fractions. The nonmagnetic fraction is labeled and stored.

- The magnetic fraction is then put through two stages of heavy liquid separation. The first station uses TBE to separate the material into specific gravity of <2.96 (discarded) and >2.96 (saved). This latter material is then dried and sent to the heavy minerals MI station where the sample is split into SG<3.23 (saved) and SG>3.23. This latter fraction is dried and placed on a paper sheet where the ferromagnetics are

removed with a weak magnet and scanned for chromites and picroilmenites as a check. The ferromagnetic material is saved.

- The nonferromagnetic fraction is then placed in the Frantz magnetic separator and separated into Frantz uppers (UP1) and Frantz lowers (LW1). The uppers contain the picroilmenites and chromites while the lowers contain the pyropes, chrome diopsides, eclogitic garnets and olivines (thus the dark oxides and silicates are separate).

- The uppers and lowers are then screened at +/-0.25mm and +/-0.50mm and placed into vials.

As a result the following material is in vials ready for picking:
- Franz uppers 0.18 to 0.25mm
- Franz uppers 0.25 to 0.50mm
- Franz uppers 0.50 to 1.00mm
- Franz lowers 0.18 to 0.25mm
- Franz lowers 0.25 to 0.50mm
- Franz lowers 0.50 to 1.00mm

The samples are then picked for pyrope garnets, chrome diopsides, ilmenites, chromites, eclogitic garnets and olivines (the latter two only on 2004 samples). The individual indicator grains are mounted on sticky boards and sealed in an appropriate container in preparation for electron microprobing to determine chemical compositions and establish kimberlitic provenance.

It is the Author's opinion that the glacial till samples were transported and received by the Saskatchewan Research Council laboratory in a proper manner and that proper QA/QC procedures were followed during the analyses.

Microdiamond Analyses

Samples from the Rainier and Shasta kimberlite bodies were shipped to the De Beers' Kimberley Acid Laboratory in South Africa in 2003. The Author is unable to report on the procedure at these facilities as processes developed by De Beers at their laboratories are proprietary and confidential. The Author believes the internal data checking protocols followed by the De Beers group of companies ensures a database sufficiently free of errors at this stage of exploration.

Samples from all three of the kimberlite pipes had been originally sent to the Saskatchewan Research Council laboratory in Saskatoon, Saskatchewan in 2002, but had all returned zero diamond counts. The reason may be either that there were no stones in those particular samples or that the process at the laboratory was too caustic and removed any microdiamonds present. The following is a description of their process.

- The kimberlite samples arrive and are taken off the truck into the sample treatment area, checked for any damage and logged into the system by the recording of the security tag numbers. If any damage is noted to either the bags or the tags, the client is notified.

- Samples are then removed from the containers, cleaned and dried at 105 degrees Celsius. The dried sample is weighed.

- The sample is either left whole (as received) or crushed to ½ inch size. This is the client's choice. The smaller particles will dissolve faster but the crushing process may break diamonds. GGL has the sample crushed.
- Samples are then transferred to stainless steel pots which are placed in ovens, and the sample is fused in sodium hydroxide to yield a melt.
- Once the fusion melt is produced the melt is poured through a 0.106mm stainless steel screen into large pots. The screens are only used once.
- The material less than 0.106mm in size is packaged for shipment to locations requiring basic solutions as neutralizing agents.
- The material greater than 0.106 (crude residue) is transferred to another room where it is chemically treated to produce a clean residue.
- The cleaned residue is then screened at +/-0.106mm, +/-0.150mm, +/-0.300mm, +/-0.425mm, +/-0.600mm and +/-1.00mm. Any material below 0.106mm size fraction is discarded and the remaining fractions are microscopically examined for diamonds.
- 10 artificial diamonds of known sizes are placed in each batch before the fusion process begins as a recovery check.
- All diamonds are identified and described under the binocular microscope. All diamonds are stored in glass vials for shipment upon project completion.

The Author is not able to comment on the De Beers' microdiamond analysis process but feels the Saskatchewan process has met industry standards for the processing of routine microdiamond extraction from exploration level samples, and has recognized and attempted to keep to a minimum the losses attributed to standard attrition milling. However if a kimberlite is very weakly diamondiferous the ability of the lab to control these losses may mean the difference between being able to determine correctly the presence or absence of diamonds in the sample.

ITEM 16 DATA VERIFICATION

GGL has collected duplicate till samples in the field, approximately one for every 50 samples taken. Available results suggest the barren samples are duplicating with nil to low numbers and the samples rich in indicators are duplicating essentially the same results. Regarding the submission of "duplicate" samples, this is only a grossly practical verification technique when sampling till for indicator minerals. Indicator trains or fans leading to kimberlite bodies may contain samples returning less than five indicator grains and the sample is still considered anomalous. A duplicate sample taken from the same frost boil may return zero indicators – or 25 if the sample contained a "lucky" shovel load.

The laboratories used by GGL have data verification procedures in place, although the Author is only able to comment on the Saskatchewan Research Council laboratory. GGL did not conduct a review of the KM Diamond Laboratory facilities in Moscow and thus the Author is not able to comment on the QA/QC measures in place there.

Regarding glacial till sample analyses for kimberlite indicator minerals and the microdiamond analysis process at the Saskatchewan Research Council laboratory, the facility undertakes a number of verification checks (recorded and witnessed) as each sample moves through the laboratory. These have been documented in the Sample Preparation section. This ensures all equipment and procedures are within the prescribed limits. There are additional checks in place where there is more of a human factor to the process, such as at the mineral picking stage. In this case a number of samples are re-picked by senior pickers and the senior pickers will also perform checks on each other as well. The laboratory will on occasion and with the company's permission send out selected samples for re-picking by other laboratories. In 2004 the Saskatchewan Research Council received its ISO/IEC 17025 accreditation by the Standards Council of Canada as a testing laboratory for specific tests (Scope of Accreditation No. 537).

The Author has visited where samples have been taken by GGL in the field and has viewed the sample storage facilities at Yellowknife. However the author was not physically able to be present at all the collection times and relies upon the QA/QC field procedures emplaced by Dr. Felix Kaminsky, P.Geol. and John Knight, M.Sc., P.Geol. to have been followed by their field personnel. Given the extensive QA/QC and sample chain of custody program in place both in the field and at the Saskatchewan Research Council laboratory the Author does not feel it is necessary to question the reliability of the results obtained from the samples collected during the 2002-2004 process.

ITEM 17 ADJACENT PROPERTIES

The large Lac de Gras diamondiferous kimberlite field lies just off the eastern edge of the Property boundary. The Diavik diamond mine is 35 kilometres to the east and the Ekati diamond mine is 40 kilometres to the northeast. Over 200 kimberlite bodies have been discovered in the Lac de Gras field and over 20% of these are diamondiferous. This number continues to grow, even within the mine properties. Drill programs at the Ekati mine property in 2000 resulted in the discovery of 11 additional kimberlite pipes, three of which returned significant amounts of microdiamonds (Northern Miner, 2000). **The Author cautions the reader that this information is not necessarily indicative of the potential of mineralization on the Seahorse Property.**

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

Not Applicable.

ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Not Applicable.

ITEM 20 OTHER RELEVANT DATA AND INFORMATION

Not Applicable.

ITEM 21 INTERPRETATION AND CONCLUSIONS

The Seahorse Property lies within an area of northern Canada that is highly prospective for the discovery of diamondiferous kimberlite bodies. The large Lac de Gras diamondiferous kimberlite field lies just off the eastern edge of the Property boundary. The Seahorse Property is surrounded by other companies and it is expected that continued exploration by all companies including GGL will discover other kimberlite bodies in the area.

GGL has employed the standard systematic approach to diamond exploration used successfully by other companies in northern Canada, that of reconnaissance to detailed glacial till sampling, airborne geophysical surveys, target definition and drilling programs, with the successful discovery of three kimberlite pipes. Qualified contractors and laboratories are now being used consistently and proper QA/QC methods put in place for the collection and analysis of samples.

Kimberlite bodies can have many different geophysical characteristics and GGL continues to research and apply new geophysical interpretation methods and surveys, following up resulting anomalies with ground checks and drill programs. It should be kept in mind that kimberlite bodies in the area may be lacking indicator mineral trains completely, leaving their discovery entirely dependant on geophysical interpretation.

The Author noted during the review of data that eclogitic garnets may not have been picked in a number of the glacial till sampling programs, specifically those handled prior to the 2004 survey. GGL should conduct a random audit of a limited number of heavy mineral concentrates of these historical samples.

ITEM 22 RECOMMENDATIONS

The Company should proceed to:

- Perform ground checks on airborne geophysical anomalies identified in the 2003 and 2004 surveys and conduct core drilling of the priority targets

- Conduct an audit of the heavy mineral concentrates from all till sampling programs prior to 2004 with the primary purpose of checking for eclogitic garnets and the secondary purpose of confirming the reliability of the data.

Proposed Exploration Budget

Ground checks of selected airborne anomalies	$150,000
Individual core drill targets (10)	$350,000
Laboratory analyses (incl. audit of heavy mineral conc.)	$50,000
Land administration/report writing/fees	$25,000
Total proposed budget	$575,000

It is the Author's opinion that the Seahorse Property has significant potential for the discovery of new kimberlite bodies. The above budget is in keeping with expenditures necessary in this area of the Northwest Territories to carry out the proposed program.

ITEM 23 REFERENCES

Bostock, H.S. (1970): Physiographic subdivisions in Canada; *in* Geology and Economic Minerals of Canada, R.J.W. Douglas (ed.); Geological Survey of Canada, Canadian Geological Report No. 1

CRC 2001 Canada Mining Regulations: Regulations respecting the administration and disposition of minerals belonging to Her Majesty in right of Canada under all lands forming part of the Northwest Territories (SOR/88-9, s.1) and various Orders in Council

De Beers Geoscience Centre (2004a): GSC microdiamond analysis report; GGL Diamond Corporation files

De Beers (2004b): The HMA and mineral chemistry of two core samples collected from Shasta Gerle-02 kimberlite, Seahorse Lake; GGL Diamond Corporation files

De Beers (2004c): Indicator mineral chemistry of samples from the Rainier kimberlite; GGL Damond Corporation files

Dyke, A.S. and Dredge, L.A. (1989): Quaternary geology of the northwestern Canadian Shield; *in* Quaternary Geology of Canada and Greenland, R.J. Fulton (ed.); Geological Survey of Canada, Geology of Canada No. 1

Fugro Airborne Surveys (2001a): Dighem survey, Courageous Lake and Seahorse Lake blocks, NWT; GGL Diamond Corporation Files

Fugro Airborne Surveys (2001b): Dighem survey, Seahorse west, Courageous east and Mackay Lake blocks, NWT; GGL Diamond Corporation files

Fugro Airborne Surveys (2003): Resolve survey, Zip/Zip east, Starfish/Starfish east and Seahorse west, NWT; GGL Diamond Corporation files

Fugro Airborne Surveys (2004): Resolve survey Winter Lake/BP, Shoe, Courageous north, NWT; GGL Diamond Corporation files

Fyson, W.K. and Padgham, W.A. (1993): Geology of the Slave Structural Province; EGS Map 1993-08

Hoffman, P., Hall, L. (1993): Geology, Slave craton and environs, District of Mackenzie, NWT; GSC, open file 2559, scale 1:1,000,000

INAC (1998): Exploration overview, mining, exploration and geological investigations, Northwest Territories; NWT Geology Division, Indian and Northern Affairs Canada

INAC government assessment reports: 83247, 83254, 83351, 83373, 83440, 83772 and 83784.

Kaminsky, F. (2002): Experimental procedure description; Interoffice Memo, GGL Diamond Corporation files

Kjarsgaard, B.A. (1996): Slave Province kimberlites; *in* Searching for Diamonds in Canada, A.N. LeCheminant et al. (ed.); Geological Survey of Canada, Open File 3228, pp. 55-60

LeCouteur, P.C. (2002): Heavy mineral concentration procedures; Interoffice Memorandum, GGL Diamond Corporation files

Lisle, T.E. (2002a): Technical report on a till sampling program, till geochemical survey, airborne magnetic and bathymetric survey and diamond drilling program: GGL Diamond Corporation files

Lisle, T.E. (2002b): Report on a heavy mineral till sampling program and till geochemistry on the CH project, Seahorse mineral claims; GGL Diamond corporation files

Lisle, T.E. (2003a): Drilling report and kimberlite sampling report on the Seahorse CH53 mineral claim; GGL Diamond Corporation files

Lisle, T.E. (2003b): Starfish, Seahorse and Zip mineral claims – ground geophysical surveys, airborne geophysical surveys, drilling programs, heavy mineral sampling and soil sampling programs; GGL Diamond Corporation files

Northern Miner (2000): Kimberlites found at Ekati; Anonymous article, Dec 4 to 10, 2000

Stoeterau, J.A. (2004a): Assessment report of heavy mineral till sampling program and geochemical soil sampling program, CH76 mineral claim; GGL Diamond Corporation files

Stoeterau, J.A. (2004b): Assessment report of heavy mineral sampling programs, geochemical soil sampling programs and airborne ground magnetic/electromagnetic surveys carried out between March 2003 and July 2004; GGL Diamond Corporation files

ITEM 24 EFFECTIVE DATE AND SIGNATURE

Effective Date of Report March 23, 2005
Signed and Sealed this 23rd day of March, 2005

"Judith A. Stoeterau"

Judith A. Stoeterau, P.Geol.

ITEM 25 ADDITIONAL REQUIREMENTS, DEVELOPMENT AND PRODUCTION PROPERTIES

Not Applicable.

ITEM 26 ILLUSTRATIONS



N
112°
110°
108°
64°
62°
BHP Billiton
Ekati
Diavik Diamond Mine
Seahorse Property
Treeline Lodge
De Beers
Snap Lake
De Beers/
Mountain Province
Gahcho Kué
YELLOWKNIFE
GREAT SLAVE LAKE
Kimberlite
Projection: Longitude / Latitude (NAD 27)

Figure 1 – General Location Map
Seahorse Property
GGL Diamond Corp March 2005

-111.4
-111.3°
-111.2°
-111.1°
-111°
-110.9°
-110.8°
64.5°
64.4°

N

SHOE 4
SHOE 3
SHOE 2
SHOE 1

CH70
CH71
CH72
CH73
CH74
CH75
CH 4
CH 5
CH 6
CH 2
CH 3
CH76
CH77
CH78
CH79
CH80
CH81
CH 7
CH 8
CH 9
CH 53

Kennecott
Kennecott
DD-42
DD-17
DD-17-11
DD-39
EG-02
EG-130
EG-01
EG-05
Rainier
Shasta
Adams

Kimberlite Rock

GGL Diamond Corp.

Project:
Date: 31/3/2005
Declination: +23°

Figure 2
Mineral Claim Map
Seahorse Property
March 2005



Kimberlite
Proterozoic Rocks
Clastic/carbonate sedimentary rocks
Archean Rocks
Metavolcanic/metasedimentary greenstone rocks
Granite to granodioritic plutons, gneisses
BHP Billiton Ekati
Diavik Diamond Mine
Seahorse Property
De Beers Snap Lake
De Beers/ Mountain Province Gahcho Kue
Yellowknife
GGL Diamond Corp.
Figure 3
General Geology Map
Seahorse Property
1:2,000,000


-111.4
-111.3 °
-111.2 °
-111.1 °
-111 °
-110.9 °
-110.8 °
N
64.5 °
SHOE 4
SHOE 3
SHOE 2
SHOE 1
CH70
CH72
CH73
CH74
CH75
CH 6
CH 2
CH76
CH77
CH78
CH79
CH80
CH81
254
170
140
118
99
82
66
51
38
24
9
-6
-19
-29
-37
-45
-56
-69
-90
nT
GGL Diamond Corp.
Figure 4
Airborne Magnetic
Surveys
Seahorse Property
Kimberlite Rock



Starfish Survey
1500Hz (2003)
Shoe Survey
8200Hz (2004)
Seahorse East Survey
7200Hz (2001)
Seahorse West Survey
7200Hz (2001)
-111.3°
-111.2°
-111.1°
-111°
-110.9°
SHOE 1
SHOE 2
SHOE 3
SHOE 4
CH70
CH71
CH72
CH73
CH74
CH75
CH 4
CH 5
CH 6
CH76
CH77
CH78
CH79
CH80
CH81
CH 7
CH 8
CH 9
CH 53
Starfish
Shoe
Seahorse West
Seahorse East
GGL Diamond Corp.
Figure 5
Airborne EM Surveys
Seahorse Property
(2001,2003,2004)

-111.4 -111.3° -111.2° -111.1° -111° -110.9° -110.8°

N

64.5°

64.4°

SHOE 4

SHOE 3

SHOE 2

SHOE 1

CH70

CH71

CH72

CH73

CH74

CH75

CH 4

CH 5

CH 6

CH 2

CH 3

CH 53

CH76

CH77

CH78

CH80

CH81

CH 7

CH 8

CH 9

CH79

Geophysical Anomalies

★ Not Ground Checked

✪ Ground Checked

GGL Diamond Corp.

Project:

Date: 31/3/2005

Author: Morgan Hiba

Office: Smithers

Drawing: 2005040AUH

Declination: +23°

Scale: 1:125000

Projection: Longitude / Latitude (NAD 27 for Canada)

Figure 6
Geophysical Anomalies
Seahorse Property

-111.4 °
-111.3 °
-111.2 °
-111.1 °
-111 °
-110.9 °
-110.8 °
N

64.5 °
64.4 °

SHOE 4
SHOE 3
SHOE 2
SHOE 1

CH70
CH71
CH72
CH73
CH74
CH75
CH 4
CH 5
CH 6

CH 2
CH 3
CH 53

CH76
CH77
CH78
CH80
CH81
CH 7
CH 8
CH 9
CH79

Glacial Till Samples

▲ 20 litre

▲ 30 litre

GGL Diamond Corp.

Project:	Figure 7
Date: 31/3/2005	Glacial Till Sample Locations
Author: Morgan Hibs	Seahorse Property
Office: Smithers	
Drawing: 20050414A/R	
Declination: ~23°	
Scale: 1:125000	Projection: Longitude / Latitude (NAD 27 for Cana



-111.4
-111.3 °
-111.2 °
-111.1 °
-111 °
-110.9 °
-110.8 °
N
64.5 °
64.4 °
SHOE 4
SHOE 3
SHOE 2
SHOE 1
CH70
CH71
CH72
CH73
CH74
CH75
CH 4
CH 5
CH 6
CH 2
CH 3
CH 53
CH76
CH77
CH78
CH80
CH81
CH 7
CH 8
CH 9
CH79
Heavy Till Sample Results
73
39.5
7.0
Garnets
GGL Diamond Corp.
Figure 8
Kimberlite Indicator Minerals
Seahorse Property

-111.4
-111.3°
-111.2°
-111.1°
-111°
-110.9°
-110.8°
N

64.5°
64.4°

SHOE 4
SHOE 3
SHOE 2
SHOE 1

DDH-CH-03-011
DDH-CH-03-012
DDH-CH-01-001
DDH-CH-02-008
DDH-CH-02-009
DDH-CH-02-010

CH70
CH71
CH72
CH73
CH74
CH75
CH 4
CH 5
CH 6
CH 2
CH 3
CH 53
CH76
CH77
CH78
CH80
CH81
CH 7
CH 8
CH 9
CH79

GGL Diamond Corp.

Figure 9
Drill Hole Locations
General Exploration
Seahorse Property

Project:
Date 31/3/2005
Author: Morgan Hay
Office: Smithers
Drawing: 2005043AUH
Declination: +23°
Scale: 1:125000
Projection: Longitude / Latitude (NAD 27 for Canad

Figure 10
Magnetic Map
Rainier, Shasta and Adams Kimberlite Pipes


Rainier
Shasta
Adams

APPENDIX I – LIST OF CLAIMS

Seahorse Property

Claim Name	Claim Number	Acreage	NTS Location	Territory	Date Staked	Status
Shoe 1	F76460	2582.50	76 D 06	NWT	June 6, 2002	Active
Shoe 2	F76461	2582.50	76 D 06	NWT	June 6, 2002	Active
Shoe 3	F76462	2582.50	76 D 06	NWT	June 6, 2002	Active
Shoe 4	F76463	2582.50	76 D 11	NWT	June 6, 2002	Active
CH 2	F68813	2582.50	76 D 06	NWT	Apr 6, 2000	Active
CH 3	F68814	2582.50	76 D 06	NWT	Apr 6, 2000	Active
CH 4	F68815	2582.50	76 D 06	NWT	Apr 6, 2000	Active
CH 5	F68816	2582.50	76 D 06	NWT	Apr 6, 2000	Active
CH 6	F68817	2582.50	76 D 07	NWT	Apr 6, 2000	Active
CH 7	F68818	2582.50	76 D 06	NWT	Apr 6, 2000	Active
CH 8	F68819	2582.50	76 D 06	NWT	Apr 6, 2000	Active
CH 9	F68820	2582.50	76 D 06	NWT	Apr 6, 2000	Active
CH 53	F67477	2582.50	76 D 07	NWT	Aug 2, 2000	Active
CH 70	F70217	2582.50	76 D 06	NWT	Sept 7, 2000	Active
CH 71	F70218	2582.50	76 D 06	NWT	Sept 7, 2000	Active
CH 72	F70219	2253.00	76 D 06	NWT	Sept 7, 2000	Active
CH 73	F70220	2041.00	76 D 06	NWT	Sept 7, 2000	Active
CH 74	F70221	2355.00	76 D 06	NWT	Sept 7, 2000	Active
CH 75	F70222	2582.50	76 D 06	NWT	Sept 7, 2000	Active
CH 76	F70223	2582.50	76 D 06	NWT	Sept 7, 2000	Active
CH 77	F70224	2582.50	76 D 06	NWT	Sept 7, 2000	Active
CH 78	F70225	1350.00	76 D 06	NWT	Sept 7, 2000	Active
CH 79	F70226	538.00	76 D 06	NWT	Sept 7, 2000	Active
CH 80	F70227	1793.00	76 D 06	NWT	Sept 7, 2000	Active
CH 81	F70228	2582.50	76 D 06	NWT	Sept 7, 2000	Active
		59,397.50				

APPENDIX II - STATEMENT OF QUALIFICATIONS

I, Judith A. Stoeterau, of Calgary, Alberta, Canada do hereby certify:

a) I am registered with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Member No. L1488).

b) I am a graduate of the University of Manitoba, Winnipeg, Manitoba, with a Bachelor of Science (Geology) degree, 1973. I have been employed in the mineral exploration industry and have practiced my profession since graduation.

c) I certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

d) I most recently visited the subject property and reviewed the sample holding facilities at Yellowknife, NWT in August, 2004.

e) I am responsible for the technical report, which has been prepared using the data summarized in the References section of this report. I have had direct involvement in grassroots (initial) diamond exploration programs in the Northwest Territories in the area of the subject property, and this experience has been used to supplement the technical reports and published data reviewed.

f) I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, and which the omission to disclose would make the technical report misleading.

g) I am not independent of GGL Diamond Corporation, having worked for that company during the past year as a consultant and having been granted a share option package.

h) I have read NI 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with that instrument and form.

i) I consent to the use of this report by GGL Diamond Corporation for the purpose of complying with the requirements set out in NI 43-101 for completing Annual Information Forms and/or Management Discussion and Analysis papers, and for submission to SEDAR for electronic filing.

"Judith A. Stoeterau"

Judith A. Stoeterau, P.Geol.
Dated at Calgary, Alberta, this 23rd day of March, 2005

Judith A. Stoeterau, P.Geol.
3 Canso Green SW
Calgary, Alberta T2W 3B1

April 13, 2005

TSX Venture Exchange
650 West Georgia Street
Suite 2700, P.O. Box 11633
Vancouver, BC V6B 4N9

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
Vancouver, BC V7Y 3C4

Alberta Securities Commission
400, 300 5th Avenue S.W.
Calgary, AB T2P 3C4

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Dear Sirs,

RE: GGL Diamond Corp. (the "Issuer")
Technical Report on Exploration Activities on the Seahorse Property

---

1. I confirm that I, Judith A. Stoeterau, P.Geol., of 3 Canso Green SW, Calgary, Alberta T2W 3B1 have prepared a Technical Report entitled "Exploration Activities on the Seahorse Property" dated March 23, 2005 for the Issuer with respect to the Seahorse Property (the "Report");

2. I consent to the use of extracts from or a summary of the Report in the Issuer's Management's Discussion and Analysis for the financial year ended November 30, 2004 ("MD&A");

3. I have read the relevant sections of the MD&A relating to the exploration information and the recommended program for the Doyle Property and with respect to any part of the disclosure in the MD&A purporting to be made on my authority, or to be a copy of or an extract from the Report, I have, after reasonable review, reasonable ground to believe and do believe that the relevant part of the MD&A relating to the Seahorse Property is a fair and accurate representation of the Report;

4. I hereby consent to the filing of the Report in the public files with the British Columbia Securities Commission and the Alberta Securities Commission and to its use for obtaining any required regulatory acceptance or approvals in connection with the Property which is the subject matter of the Report.

Yours truly,

Judith Stoeterau, P.Geol.

REGISTERED PROFESSIONAL GEOLOGIST
J.F. STOETERAU
LICENSEE
NWT/NU
Apr. 13/05

Exemption No. 82-1209


TSX venture
EXCHANGE
TSX

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: **GGL Diamond Corp.** (the "Issuer").

   Trading Symbol: **GGL**.

2. Date Price Reservation Form Filed: **N/A**

   Date of News Release announcing Private Placement: **April 19 , 2005** .

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☐ No X
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No X

   c) Final Acceptance of a Non-Expedited Private Placement: Yes X No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: **$1,400,000**

5. Proposed use of proceeds:

Exploration expenditures on the Company's 100% owned mineral properties including $455,000 on drilling on the Fishback Property, $611,900 on delineation drilling and bulk sampling on the Doyle Sill and $120,000 on ground geophysics and drilling on other areas within the Doyle claims.

6. (a) Description of shares to be issued:

   (i) Class: **Units. Each unit consists of one common share and one non-transferable warrant with one warrant entitling the holder to purchase one common share**

   (ii) Number: **7,777,778 units**

   (iii) Price per security: **$0.18 per unit**.

   (b) Description of Warrants to be issued:

   (i) Number of Warrants: **7,777,778** .

   (ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: **7,777,778** .

   (iii) Exercise price of Warrants: Year 1: **$0.20** Year 2: **$0.22**

   Tier 1 Only: Year 3:_________ Year 4___________ Year 5___________

   (iv) Expiry date of Warrants: **Two years from the closing date**.

   (c) Description of Convertible Securities to be issued: N/A

   (i) Number/ Aggregate principal amount: _____ .

   (ii) Number of Listed Shares to be issued on conversion: _____.

   (iii) Expiry/Maturity date: _.

   (iv) Interest rate: __.

   (v) Conversion terms: ___.

   (vi) Default provisions: ___.

   (d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: **15,555,556** .

7. Issued and outstanding Listed Shares at the date of the price reservation:

   80,085,242 common shares

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	***Name and Address of Beneficial Holder**	**# of Shares Purchased**	****Post-closing Direct & Indirect Holdings in the Issuer**	****% of Post-Closing Outstanding Shares**	*****Insider=I ProGroup=P**
The Tell Fund c/o CITCO Fund Services Regatta Office Park West Bay Road PO Box 31106 SMB, Grand Cayman	Same	7,777,778	15,555,556	16.26%	I
TOTAL		7,777,778	15,555,556	16.26%	

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement: N/A

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement: **N/A**

    (a) Confirm that the sales Agent/broker is arm's length to the Issuer.
    Yes ☐ No ☐
    If No, provide details regarding the relationship to the Issuer:
    ____

    (b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

    ______N/A______________________________________

    (c) Cash ______________________________________

    (d) Securities ____N/A____________________________.

    (e) Expiry date of any Agent's Option _______N/A_______________.

    (f) Exercise price of any Agent's Option _____N/A_______________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

    So long as The Tell Fund continues to hold at least 8% of the Company's issued and outstanding shares, it shall have the right to participate pro rata in any future equity financing in order to maintain its then current percentage interest in the Company's shares. Also, The Tell Fund has the right to nominate a director to the Board of Directors of the Company so long as it continues to hold at least 10% of the Company's issued common shares.

    The term of the above two rights is for a period of five years following the closing date of the private placement with the term automatically renewed for a successive five year periods unless either party notifies the other in writing of their election not to renew not less than 90 days before the renewal date.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

    None____

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
    Yes ☐ No **X**
    If Yes, describe all relevant terms:______________________________

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ❑ No ❑

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ❑ No ❑

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ❑ No ❑

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ❑No ❑

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ❑ No ❑

6. No new Control Person is created by the issuance of the Shares:
   Yes ❑ No ❑

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ❑ No ❑

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ❑ No ❑

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ❑ No ❑

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a

Tier 1 Issuer:
Yes ☐ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: _________

(ii) For Previous Expedited Private Placements: ______.

(iii) For this transaction: __________.

Total ((i) + (ii) + (iii)): ___________ .

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   Yes ☐ No **X**
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes **X** No ☐
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   (a) the name(s) of the new Control Person(s)

N/A

(b) the date on which shareholder approval has or will be obtained for the transaction.

N/A

(c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT - PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: April 27, 2005

Raymond A. Hrkac
Name of Director and/or
Senior Officer

Signature

President and CEO
Official Capacity